                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 333-52696

          Prospectus Supplement to Prospectus dated December 22, 2000.

                                  $175,000,000

                                 Medarex, Inc.

                 4.50% Convertible Subordinated Notes due 2006

                                ---------------

    Medarex is offering $175,000,000 aggregate principal amount of its 4.50% convertible subordinated notes due 2006. You may convert your notes into shares of common stock of Medarex at any time prior to maturity or their redemption by Medarex. The notes will mature on July 1, 2006. The conversion rate is 34.6789 shares per each $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of $28.84 per share. The common stock is quoted on the Nasdaq National Market under the symbol "MEDX." The last reported sale price for the common stock on June 21, 2001 was $24.03 per share.

    Medarex will pay interest on the notes on January 1 and July 1 of each year. The first interest payment will be made on January 1, 2002. The notes are subordinated in right of payment to all senior debt of Medarex and indebtedness of its subsidiaries. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

    Prior to July 1, 2004, Medarex has the option to redeem all or a portion of the notes which have not been converted at the prices set forth in this prospectus supplement, a portion of which may be paid, at the option of Medarex, in its common stock, if the price of its common stock closes above 150% of the conversion price for at least 20 trading days in the consecutive 30-day trading period specified in this prospectus supplement. On or after July 1, 2004, Medarex has the option to redeem in cash all or a portion of the notes which have not previously been converted at the redemption prices set forth in this prospectus supplement. You have the option, subject to certain conditions, to require Medarex to repurchase any notes held by you in the event of a "change in control," as described in this prospectus supplement, at a price equal to 100% of the principal amount of the notes plus accrued interest to the date of repurchase. Medarex may pay the repurchase price in cash or, at its option, its common stock.

    See "Risk Factors" beginning on page S-10 of this prospectus supplement to read about important factors you should consider before purchasing the notes.

                                ---------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                          Per Note    Total
                                                          -------- ------------
Initial public offering price............................  100.0%  $175,000,000
Underwriting discount....................................    3.0%  $  5,250,000
Proceeds, before expenses, to Medarex....................   97.0%  $169,750,000

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes accrues from the date of original issuance of the notes, expected to be June 26, 2001.

    To the extent that the underwriters sell more than $175,000,000 principal amount of notes, the underwriters have the option to purchase up to an additional $26,250,000 principal amount of notes from Medarex at the initial public offering price less the underwriting discount.

                                ---------------

    The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on June 26, 2001.

Goldman, Sachs & Co.
          Credit Suisse First Boston
                JPMorgan
                      Morgan Stanley Dean Witter
                             Bear, Stearns & Co. Inc.
                                  Dain Rauscher Wessels

                                ---------------

                   Prospectus Supplement dated June 21, 2001.

    No action has been or will be taken in any jurisdiction by Medarex or any underwriter that would permit distribution of a prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Any person into whose possession this prospectus supplement and accompanying prospectus comes is advised by Medarex and the underwriters to inform themselves about, and to observe any restrictions as to, the offering of the notes and the distribution of this prospectus supplement and accompanying prospectus.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement includes or incorporates by reference forward-looking statements, including those identified by the words "believes," "anticipates," "expects" and similar expressions. Medarex has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

  .  uncertainties relating to the technological approach;

  .  history of operating losses and anticipation of future losses;

  . uncertainty of product development, need for additional capital and uncertainty of change;

  .  uncertainty of patent and proprietary rights;

  .  management of growth, and risks of acquiring new technologies;

  .  uncertainties related to clinical trials;

  .  government regulation and uncertainty of obtaining regulatory approval;

  .  dependence on key personnel;

  .  dependence on research collaborators and scientific advisors;

  .  uncertainty of health care reform measures; and

  .  third-party reimbursement and risk of product liability.

    Medarex undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement, the accompanying prospectus and in the incorporated documents might not occur.

                               ----------------

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Medarex has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Medarex is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of each such prospectus only. The business, financial condition, results of operations and prospects of Medarex may have changed since such dates.

                                  THE COMPANY

    We are a human monoclonal antibody-based company with integrated discovery, development and clinical supply manufacturing capabilities. We are able to create fully human monoclonal antibodies using our UltiMAb(TM) Human Antibody Development SystemSM. This unique combination of human antibody technologies includes: (1) our HuMAb-Mouse(R), in which the mouse genes for creating antibodies have been inactivated and replaced by human antibody genes; (2) Kirin's TC Mouse(TM) (pursuant to an agreement with Kirin Brewery Co. Ltd.), which is "transchromosomic," meaning that 100% of the human antibody genes contained in the transplanted chromosomes are present in the mouse; and (3) a crossbred mouse that combines the unique traits of our HuMAb-Mouse with Kirin's TC Mouse. With our UltiMAb Human Antibody Development System, we believe we have assembled a unique platform of mice for creating the entire spectrum of fully human antibodies, which typically have high affinity. As of June 19, 2001, 38 companies have acquired the rights to use our human antibody technology in their development of new products, including major pharmaceutical and biotechnology companies such as Novartis Pharma AG, Amgen, Inc., Immunex Corporation, Schering AG, Centocor, Inc. (a subsidiary of Johnson & Johnson), Schering-Plough Corporation and Eli Lilly & Company.

    As new disease-related targets are continually being discovered through genomic and other research programs, we intend to use our human antibody technology to develop therapeutic products for ourselves and for our corporate partners. As part of our applied genomics strategy, we have entered into alliances with a number of genomics and proteomics companies, including Athersys, Inc., Corixa Corporation, Eos Biotechnology, Inc., Epigen, Inc., Immusol, Inc., Oxford GlycoSciences plc, Regeneron Pharmaceuticals, Incorporated, Sangamo Biosciences, Inc. and Seattle Genetics, Inc. to develop and commercialize genomics-derived antibody-based therapeutic products for the treatment or prevention of life-threatening diseases. We have also entered into a collaboration with Genmab A/S, a publicly held Danish biotechnology company, in which we have a 33% equity interest, pursuant to which Medarex and Genmab will jointly enter into genomic partnerships involving our human antibody technology with companies located in Europe, such as the collaborations with Gemini Genomics plc, Glaucus Proteomics B.V. and deCODE Genetics EHF.

    We believe that genomics and other research techniques are leading to the discovery of an unprecedented number of potential targets for therapeutic antibody products. To date, ten monoclonal antibody-based products have been approved for sale by the United States Food and Drug Administration, and these antibodies have generated revenues in excess of $2 billion worldwide. The majority of these antibodies have been on the market for less than three years. Most of the antibodies currently in development, and all of the antibodies that form the basis of these approved products, have been made in normal ("wild type") mice and subsequently have been made "chimeric" or "humanized," leading to a product that contains both human and rodent proteins. These rodent proteins may be recognized by a patient's immune system as "foreign," potentially limiting the utility of the product or causing allergic reactions. Instead of engineering mouse antibodies to make them chimeric or humanized, we have developed mice that make fully human antibodies.

    Using our UltiMAb Human Antibody Development System, it is possible to create and develop product candidates very rapidly. Under our T-12 DevelopmentSM program, we have been able to complete the process of making a very high affinity, fully human antibody to a therapeutic target, and have filed an application for an Investigational New Drug, or IND, with the FDA in less than 12 months. Although not every product candidate will be appropriate for such rapid development, we believe that this efficient and rapid development capability will provide an attractive platform for product development for our corporate partners and for our own in-house development programs.

    With our partner Biosite Diagnostics Incorporated, we have developed Trans-Phage Technology SM. With our human antibody technology and Biosite's OmniclonalTM phage display technology, we can now offer our partners access to large volumes of high affinity, fully human antibodies to validate genomic targets and to identify drug candidates. We believe that Trans-Phage Technology will enable scientists to make large libraries of fully human antibodies to virtually any disease target.

    We believe that the potential of our UltiMAb Human Antibody Development System to rapidly generate high affinity, fully human antibodies has led to numerous corporate partnerships under which biopharmaceutical companies have acquired the right to use our human antibody technology. We initiated or expanded nine corporate partnerships prior to 1999 and an additional six in 1999. We entered into 12 corporate partnerships in 2000, and as of June 19, 2001, we have entered into 11 corporate partnerships in 2001. We expect to enter into several new or expanded corporate partnerships in each of the next several years.

    In addition to our UltiMAb system, we have considerable experience in clinical supply antibody manufacturing. To facilitate the development and commercialization of antibody-based products for us and for our partners, we have assembled a team of experienced scientific, production and regulatory personnel. This team operates in our manufacturing facility, which complies with applicable FDA current Good Manufacturing Practice regulations, or cGMP. This facility currently has a capacity of 10 kilograms of monoclonal antibody production per year. We have recently announced the opening of a developmental manufacturing facility and expect to add a further 10 kilograms of production capacity by 2002. Over the last five years, we have received regulatory approval to commence clinical testing of eight products in seven countries.

    More than 200 companies are developing monoclonal antibody-based products. We believe that many of these companies are potential partners for our human antibody technology. In part, this reflects the enormous increase in knowledge about potential targets currently in research and development. For example, genomics researchers have suggested that scientists may identify as many as 4,000 to 15,000 novel targets, many of which will be appropriate for monoclonal antibody-based products. We believe that our human antibody technology and our product development experience, coupled with our T-12 Development capabilities and our manufacturing facilities, will allow us to rapidly create and develop numerous fully human antibodies based upon these targets. We intend to develop some of these products for our own portfolio and some in collaboration with our corporate partners.

                               ----------------

    We were incorporated in New Jersey in 1987. Our principal executive offices are located at 707 State Road, Princeton, New Jersey 08540. Our telephone number is (609) 430-2880.

                                  THE OFFERING

    We present below a summary of this offering:

Securities Offered         $175,000,000 aggregate principal amount
                           ($201,250,000 aggregate principal amount if the underwriters exercise their option in full) of 4.50% convertible subordinated notes due 2006.

Maturity Date              July 1, 2006.

Interest Payment Dates     January 1 and July 1 of each year, commencing
                           January 1, 2002.

Conversion Rights          You may convert all or some of your notes at any
                           time prior to the close of business on the business day immediately preceding the maturity date or redemption date by Medarex. The conversion rate is
                           34.6789 shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of $28.84 per share. Upon conversion, you will not receive any cash representing accrued interest. See "Description of Notes--Conversion
                           Rights."

Sinking Fund               None.

Provisional Redemption     We may redeem all or some of the notes at a
                           redemption price of 100% of their face amount plus accrued and unpaid interest to the redemption date at any time prior to July 1, 2004 if the price of our common stock has exceeded 150% of the conversion price for at least 20 trading days in the consecutive 30-day trading period ending on the trading day prior to the date of mailing of the notice of redemption. In this case, we must make an additional "make whole" payment in cash or, at our option, common stock on the redeemed notes equal to $135 per $1,000 principal amount of notes, minus the amount of any interest actually paid or accrued and unpaid on the notes prior to the date we mailed the notice of redemption. We must make these "make whole" payments on all notes called for redemption, including notes converted after the date we mailed the notice. The "make whole" payments will not be reduced by the amount of interest accrued and unpaid to the date we mailed the notice in the case of notes converted after that date. See
                           "Description of Notes--Provisional Redemption."

Optional Redemption        We may redeem all or some of the notes at any time
                           on or after July 1, 2004 at the redemption prices described in the "Description of Notes--Optional
                           Redemption" section of this prospectus supplement, plus accrued and unpaid interest.

Repurchase Right of        If a "change in control" occurs, holders may sell
Holders upon a Change in   their notes to us at a purchase price equal to 100%
Control                    of their face amount, plus accrued and unpaid
                           interest to the date of redemption. The repurchase price is payable in cash or, at our option, common stock. This repurchase right does not apply to every transaction that you may consider to be a change in control. See "Description of Notes--
                           Repurchase at Option of Holders upon a Change in Control."

Ranking The notes will be our unsecured obligations and will rank junior to our existing and future senior indebtedness. The indenture does not restrict our ability to incur additional senior indebtedness. See "Description of Notes--Subordination."

Form and Denomination of   The notes will initially be represented by one or
Notes                      more global notes which will be deposited with a
                           custodian for, and registered in the name of a nominee of, The Depository Trust Company in New
                           York City. Beneficial interests in the global notes will be shown on, and transfers of the global notes will be effected only through, records maintained by DTC and its participants. Certificated notes will not be issued unless certain conditions in the indenture governing the notes are satisfied. See
                           "Description of Notes--Form, Denomination,
                           Transfer, Exchange and Book-Entry Procedures."

Use of Proceeds            We estimate that the net proceeds we will receive
                           from the sale of the notes, after deducting the discount to the underwriters and other estimated expenses payable by us, will be approximately
                           $169,000,000 ($194,460,000 if the underwriters
                           exercise their option in full). We intend to use these proceeds for general corporate purposes. See
                           "Use of Proceeds."

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following table sets forth selected consolidated financial information. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2000 and at December 31 of each of those years has been derived from our audited consolidated financial statements. The financial information set forth below for all other periods presented has been derived from unaudited consolidated financial information which we believe presents fairly such consolidated financial information in conformity with generally accepted accounting principles. You should read the selected consolidated financial information in conjunction with our consolidated financial statements and the notes thereto and the other financial information incorporated by reference herein.

                                                                                       For the Three Months
                                     For the Year Ended December 31,                      Ended March 31,
                          ----------------------------------------------------------  ------------------------
                             1996        1997        1998        1999        2000        2000         2001
                          ----------  ----------  ----------  ----------  ----------  -----------  -----------
                             (in thousands, except share and per share data)          (unaudited)  (unaudited)
Statement of Operations
 Data:
Revenues:
 Sales..................  $      255  $      221  $    1,349  $    1,079  $      264  $       55   $       66
 Contract and license
  revenue...............       1,626       3,011       5,443       8,593      19,619       2,028        8,104
 Sales, contract and
  license revenues from
  Genmab................          --          --          --         252       2,574          50          750
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
 Total revenues.........       1,881       3,232       6,792       9,924      22,457       2,133        8,920
Costs and expenses:
 Cost of sales..........         132         150       1,218         709       1,189          27           28
 Research and
  development...........       7,596      14,100      23,122      19,929      33,942       5,359        8,060
 General and
  administrative........       2,558       3,644       5,065       8,036      18,142       2,887        3,602
 Stock bonus to GenPharm
  employees.............          --       2,275          --          --          --          --           --
 Acquisition of in-
  process technology....          --      40,316          --          --          --          --           --
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
 Total costs and
  expenses..............      10,286      60,485      29,405      28,674      53,273       8,273       11,690
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
  Operating loss........      (8,405)    (57,254)    (22,613)    (18,750)    (30,816)     (6,140)      (2,770)
 Equity in net loss of
  affiliate.............          --          --          --          --         (80)         --         (577)
 Interest and dividend
  income................       1,542       1,903       1,956       1,205      21,158       1,966        6,771
 Interest expense.......          (5)        (27)     (1,539)         (8)         (3)         (1)          (1)
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
 Income (loss) before
  provision (benefit)
  for income taxes......      (6,868)    (55,377)    (22,196)    (17,553)     (9,741)     (4,175)       3,423
 Provision (benefit) for
  income taxes..........          --          --         341        (522)    (13,075)        150          150
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
  Net income (loss).....  $   (6,868) $  (55,377) $  (22,537) $  (17,031) $    3,334  $   (4,325)  $    3,273
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Basic net income (loss)
 per share..............  $    (0.22) $    (1.47) $    (0.44) $    (0.27) $     0.05  $    (0.06)  $     0.04
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Diluted net income
 (loss) per share.......  $    (0.22) $    (1.47) $    (0.44) $    (0.27) $     0.05  $    (0.06)  $     0.04
                          ----------  ----------  ----------  ----------  ----------  ----------   ----------
Weighted average common
 shares outstanding
 --basic................  30,578,000  37,742,000  50,780,000  63,840,000  71,532,000  67,790,000   73,858,000
 --diluted..............  30,578,000  37,742,000  50,780,000  63,840,000  73,232,000  67,790,000   75,828,000
Ratio (deficiency) of
 earnings available to
 cover fixed charges....  $   (6,868) $  (55,377) $  (22,196) $  (17,553) $   (9,661) $   (4,054)       27.31

                                               December 31,
                          ----------------------------------------------------------                March 31,
                             1996        1997        1998        1999        2000                     2001
                          ----------  ----------  ----------  ----------  ----------               -----------
                                        (in thousands)                                             (unaudited)
Balance Sheet Data:
Cash, cash equivalents
 and marketable
 securities.............  $   31,463  $   28,444  $   34,664  $   30,147  $  343,603               $  322,867
Working capital.........      31,259       1,647      29,581      22,382     329,807                  306,172
Total assets............      36,044      48,695      42,235      40,482     558,380                  551,194
Long-term obligations...         110         107          62          23          --                       --
Cash dividends declared
 per common share.......          --          --          --          --          --                       --
Accumulated deficit.....     (31,491)    (86,869)   (109,405)   (126,436)   (123,102)                (119,829)
Total shareholders'
 equity.................      34,648       5,681      35,229      22,299     485,562                  485,398

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market under the symbol "MEDX" since June 1991. The high and low sale prices of our common stock, as reported by the Nasdaq National Market, are shown below.

                                                                  High    Low
                                                                 ------- ------
   1999
   First Quarter................................................ $  2.16 $ 1.22
   Second Quarter............................................... $  2.99 $ 1.22
   Third Quarter................................................ $  4.99 $ 2.00
   Fourth Quarter............................................... $ 20.75 $ 3.22
   2000
   First Quarter................................................ $103.00 $14.19
   Second Quarter............................................... $ 44.44 $20.50
   Third Quarter................................................ $ 59.94 $47.78
   Fourth Quarter............................................... $ 75.00 $30.06
   2001
   First Quarter................................................ $ 42.50 $12.06
   Second Quarter (through June 21)............................. $ 31.83 $11.94

    The closing price of our common stock on the Nasdaq National Market on June 21, 2001 was $24.03 per share. As of such date, there were approximately 431 record holders of our common stock.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends. We do not anticipate declaring or paying cash dividends for the foreseeable future. Instead, we will retain our earnings, if any, for the future operation and expansion of our business.

                                 CAPITALIZATION

    The following table shows our current assets, total assets, liabilities and capitalization at March 31, 2001 (i) on an actual basis and (ii) on an as adjusted basis to give effect to this offering and the application of the estimated proceeds we will receive in this offering, net of fees and estimated expenses. See "Use of Proceeds." You should also refer to our financial statements and the related notes incorporated by reference in this prospectus supplement.

                                                           At March 31, 2001
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands,
                                                               unaudited)
Current assets:
  Cash and cash equivalents.............................. $128,714   $ 128,714
  Marketable securities..................................  194,153     363,153
  Other current assets...................................   16,481      17,681
                                                          --------   ---------
    Total current assets................................. $339,348   $ 509,548
                                                          ========   =========
    Total assets......................................... $551,194   $ 726,194
                                                          ========   =========
Total current liabilities................................   33,176      33,176
Deferred contract revenue--long-term.....................   12,580      12,580
Deferred income taxes....................................   20,040      20,040
4.50% Convertible Subordinated Notes due 2006............      --      175,000
Shareholders' equity:
  Preferred stock, $1.00 par value, 2,000,000 shares
   authorized; none issued and outstanding...............      --          --
  Common stock, $.01 par value; 200,000,000 shares
   authorized; 73,884,416 shares issued and 72,679,416
   shares outstanding actual and as adjusted(/1/)........      739         739
  Capital in excess of par value.........................  569,586     569,586
  Treasury stock, at cost, 1,205,000 shares..............   (3,031)     (3,031)
  Deferred compensation..................................    2,302       2,302
  Accumulated other comprehensive income.................   35,631      35,631
  Accumulated deficit.................................... (119,829)   (119,829)
                                                          --------   ---------
    Total shareholders' equity...........................  485,398     485,398
                                                          --------   ---------
    Total liabilities and shareholders' equity........... $551,194   $ 726,194
                                                          ========   =========

--------
(1) Excludes the shares of common stock issuable upon conversion of the notes issued in this offering and 8,695,192 shares of our common stock reserved for issuance as of June 21, 2001 under our stock option plans, pursuant to which options to purchase 4,841,442 shares were outstanding on May 31, 2001.

                                  RISK FACTORS

    You should carefully consider the following risk factors and the other information in this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein before investing in the notes.

Our product candidates are in early stages of development.

    Our human antibody technology is a new approach to the generation of antibody-based therapeutic products. Product candidates employing our human antibody technology are in early stages of development. Only a limited number of fully human antibody product candidates employing our human antibody technology have been generated pursuant to our collaborations. Of these, only three INDs have been submitted to the FDA for these candidates. In addition, we are not aware of any commercialized fully human monoclonal antibody therapeutic products that have been generated from any technologies similar to ours. Product candidates employing our human antibody technology may not advance beyond the early stages of product development or demonstrate clinical safety and effectiveness.

    Our human antibody technology may not generate antibodies against all the antigens to which it is exposed in an efficient and timely manner, if at all. If our human antibody technology fails to generate antibody product candidates, or if we or our partners do not succeed in the development of products employing our antibody technology, those product candidates may not be approved or commercialized, and our business will suffer. Our products are still under development, and no revenues have been generated from their sale.

    Prior to the acquisition of our HuMAb-Mouse technology in 1997, products based on mouse or humanized antibodies were the principal focus of our business and led to eight products in clinical trials. Only two of such products have progressed to Phase III clinical trials, enrollment in one of which is currently suspended.

    We have recently entered into corporate partnerships with a number of companies and are seeking additional alliances that will support the costs of developing our portfolio of antibody-based product candidates. The success of these products is dependent upon the efforts of our corporate partners in developing these products in the future. Neither we nor our corporate partners know if any of these products will be effective.

We have incurred large operating losses and these losses may continue.

    We have incurred large operating losses and these losses may continue. In particular, as of March 31, 2001, we had an accumulated deficit of approximately $119.8 million. Our losses have resulted principally from:

  . research and development costs relating to the development of our technology and antibody product candidates; and

  .  general and administrative costs relating to our operations.

    We intend to continue to make significant investments in:

  .  preclinical testing and clinical trials;

  .  research and development;

  .  establishing new collaborations;

  .  investing in new technologies; and

  .  expansion of our production facilities.

    We do not know when or if we or our corporate partners will complete any pending or future product development efforts, receive regulatory approval or successfully commercialize any approved products. We may continue to incur substantial operating losses even if our revenues increase. As a result, we cannot predict the extent of future losses or the time required for us to achieve profitability, if at all.

Our operating results may vary significantly from period to period.

    Our future revenues and operating results are expected to vary significantly from period to period due to a number of factors. Many of these factors are outside of our control. These factors include:

  . the timing of the commencement, completion or termination of collaborative agreements;

  . the introduction of new products and services by us, our collaborative partners or our competitors;

  .  delays in preclinical testing and clinical trials;

  . costs and expenses associated with preclinical testing and clinical trials;

  .  the timing of regulatory approvals, if any;

  .  sales and marketing expenses; and

  . the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities.

    Period-to-period comparisons of our results of operations may not be relied upon as an indication of future performance.

Clinical trials required for our product candidates are expensive and time-consuming, and their outcome is uncertain.

    Product candidates employing our human antibody technology must demonstrate that they are safe and effective for use in humans through preclinical testing and clinical trials in order to be approved for commercial sale. For biological products, safety, purity, and potency must also be demonstrated. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more. Delays associated with products for which we are directly conducting preclinical or clinical trials may cause us to incur additional operating expenses. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

  . inability to manufacture sufficient quantities of qualified cGMP materials for clinical trials;

  .  slower rates of patient recruitment;

  .  inability to adequately observe patients after treatment;

  .  unforeseen safety issues; and

  .  government or regulatory delays.

    Clinical trials may not demonstrate sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our human antibody technology. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

Product candidates employing our antibody technology may fail to gain acceptance.

    Even if clinical trials demonstrate the safety and efficacy of products developed by us or our corporate partners using our technology and all regulatory approvals have been obtained, product candidates employing our antibody technology may not gain market acceptance among physicians, patients, third-party payors and the medical community. For example, the current delivery systems for antibody-based therapeutic products are intravenous and subcutaneous injection, which are generally less well received by patients than tablets or capsule delivery. The degree of market acceptance of any product candidates employing our technology will depend on a number of factors, including:

  . establishment and demonstration of clinical efficacy and safety, especially as compared to conventional treatments;

  .  cost-effectiveness;

  .  alternative treatment methods;

  .  reimbursement policies of government and third-party payors; and

  .  marketing and distribution support for our product candidates.

    In addition, many of our activities involve genetic engineering in animals and animal testing. These types of activities have been the subject of controversy and adverse publicity. Animal rights groups and various other organizations and individuals have attempted to stop genetic engineering activities and animal testing by lobbying for legislation and regulation in these areas.

    If products employing our technology do not achieve significant market acceptance, our business will suffer.

The successful commercialization of our antibody products will depend on obtaining coverage and reimbursement for use of these products from third-party payors.

    Sales of pharmaceutical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. Without the financial support of the governments or third-party payors, the market for products employing our human antibody technology will be limited. Third-party payors may not reimburse sales of products employing our human antibody technology, or enable us or our corporate partners to sell them at profitable prices.

    Third-party payors control health care costs by limiting both coverage and the level of reimbursement for new health care products. In the future, the United States government may institute price controls and further limits on Medicare and Medicaid spending. Internationally, medical reimbursement systems vary with differing degrees of regulation. Pricing controls and reimbursement limitations could affect the payments we receive from sales of products employing our human antibody technology. These variations could harm our ability and the ability of our corporate partners to sell products employing our human antibody technology in commercially acceptable quantities at profitable prices.

We have limited manufacturing capabilities.

    To be successful, our therapeutic products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable costs. While we believe our current facilities are adequate for the limited production of product candidates for clinical trials, our facilities are not yet adequate to produce sufficient quantities of any products for commercial sale. We may seek to expand our facilities to manufacture some products commercially. In order to manufacture products for such purposes, we will have to enhance our existing facilities and obtain requisite consents, or acquire new facilities, which will require both additional funds and inspection and approval by the FDA and other regulatory agencies. We have no experience in large-scale manufacturing, and we may not be able to successfully increase our capacity or achieve profitability.

We have no sales or marketing experience.

    We currently have no sales, marketing or distribution capabilities. We may choose to market some of our products directly through a sales and marketing force. In order to do this, we will have to develop a sales and marketing staff and establish distribution capability. Developing a sales and marketing force would be expensive and time-consuming and could delay any product launch. If we choose to market any of our products directly but are unable to successfully implement a marketing and sales force, our business and operating results will be harmed.

We are dependent in part on our corporate partners to support our business and to develop products employing our human antibody technology.

    We depend on our corporate partners to support our business and to develop products employing our antibody technology. We currently, or in the future may, rely on our corporate partners to:

  .  access proprietary antigens for the development of product candidates;

  .  manufacture products;

  .  fund and conduct preclinical testing and clinical trials; and

  .  commercialize and market future products.

    Our dependence on our corporate partners subjects us to a number of risks, including:

  . our corporate partners have significant discretion whether to pursue planned activities;

  . we cannot control the quantity and nature of the resources our corporate partners may devote to product candidates;

  . our corporate partners may not develop products employing our antibody technology as expected; and

  . business combinations or significant changes in a corporate partner's business strategy may adversely affect that partner's willingness or ability to continue to pursue these product candidates.

    If we do not realize the contemplated benefits from our corporate partnerships, our business will suffer.

Our existing corporate partnerships may not be completed or may be terminated, and we may not be able to establish additional corporate partnerships.

    We have entered into binding letters of intent or memoranda of understanding with Eos, Genmab, Kirin, Immusol, Epigen, Oxford GlycoSciences, Athersys, Regeneron and Scil Biomedical GmbH. These binding letters of intent or memoranda of understanding include the principal terms of these transactions, which will be incorporated into definitive agreements. By their terms, these letters of intent and memoranda of understanding will remain in full force and effect and provide that the parties will operate in accordance with their terms until such time as definitive agreements are executed. If we are unable to agree on the terms of a definitive agreement with respect to one or more of these partners, our business may be harmed.

    Our corporate partners generally have the right to terminate our corporate partnerships at any time. Lengthy negotiations with potential new corporate partners or disagreements between us and our corporate partners may lead to delays or termination in the research, development or commercialization of product candidates. If we are not able to establish additional corporate partnerships on terms that are favorable to us or if a significant number of our existing corporate partnerships are terminated and we cannot replace them, we may be required to increase our internal product development and commercialization efforts. This would likely:

  . limit the number of product candidates that we will be able to develop and commercialize;

  .  significantly increase our need for capital; and

  .  place additional strain on management's time.

We may have conflicts of interest with our corporate partners.

    We may have conflicts of interest with our corporate partners that could adversely affect our business. For example, our corporate partners may pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or products developed with any corporate partner. If our corporate partners pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business will suffer.

We have a significant minority interest in two entities. There may be conflicts of interest between us and these entities.

    We have a 33% interest in Genmab, which intends to develop and commercialize a portfolio of fully human antibodies derived from our human antibody technology. We currently have an equity position in IDM S.A., which is approximately 6%. In the event that we exercise certain warrants held by us to purchase convertible or redeemable bonds of IDM and such bonds are converted or redeemed, our equity position in IDM would be approximately 29%, based on the shares currently outstanding. These warrants are exercisable between September 2002 and September 2010, and such bonds may be converted or redeemed within six months of such exercise. Each of IDM and Genmab intends to develop and commercialize a portfolio of antibody-based products. We also have contractual obligations and rights with these entities that could result in conflicts between us and these entities.

We are dependent on our key personnel.

    We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our business may suffer. In particular, we depend on the services of Donald L. Drakeman, our President and Chief Executive Officer, Yashwant M. Deo, Ph.D., our Senior Vice President, Operations, R&D and Regulatory Compliance, and Nils Lonberg, Ph.D., Senior Vice President and Scientific Director. For us to pursue product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our business will suffer.

We depend on patents and proprietary rights.

    Our success depends in part on our ability to:

  .  protect trade secrets;

  .  operate without infringing upon the proprietary rights of others; and

  .  obtain patents.

    We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. While a number of patents have been issued in the United States and Europe relating to our human antibody technology, we may not be able to obtain patent protection in other countries. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide sufficient protection against competitors. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

    In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide protection or adequate remedies for our human antibody technology in the event of unauthorized use or disclosure of confidential and proprietary information, or breach of these agreements. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

    Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. In the event that our technologies may infringe on the patents or violate other proprietary rights of third parties, we and our corporate partners may be prevented from pursuing product development or commercialization. Such a result would harm our business.

    The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property disputes are costly and time-consuming to pursue and their outcome is uncertain.

    If we become involved in any litigation, interference or other judicial or administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Therefore, we and our collaborative partners may be restricted or prevented from manufacturing and selling products employing our human antibody technology, which would harm our business.

    Even though we have received patents pertaining to the HuMAb-Mouse technology, this does not mean that we and our permitted licensees of HuMAb-Mouse technology will have exclusive rights to antibodies against all targets that are made using this technology, or that we or our licensees will have the right to make, develop, use or sell such antibodies.

    Our patents covering the HuMAb-Mouse technology include patents that cover particular human monoclonal antibodies. These patents do not cover all human antibodies.

    Our patents may not protect against the importation of products, such as antibodies, made using HuMAb-Mouse technology.

    Moreover, other parties could have blocking patent rights to products made using HuMAb-Mouse technology, such as antibodies, and their production and uses, either because of a proprietary position covering the antibody or the antibody's target. For example, we are aware of certain United States and European patents held by third parties relating to particular targets for their human monoclonal antibodies, to human monoclonal antibodies against various targets and bispecific products, and the manufacture and use of such products. In particular, we are aware of a patent and patent filings in the United States and Europe that pertain to certain monoclonal antibodies against CTLA-4 and their uses. The Company is also aware of certain United States and foreign patents and a United States patent application owned by third parties relating to the production of recombinant antibodies in host cells and their use in therapy. The Company seeks to obtain licenses to such patents when, in the Company's judgment, such licenses are needed. If any licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, the Company might be prevented from using certain of its technologies for the generation of its recombinant human antibody products. The Company's failure to obtain a license to any technology that it may require may have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurances that the Company's products and/or actions in developing or selling their recombinant human antibody products will not infringe such patents.

    We seek to obtain licenses to such patents when, in our judgment, such licenses are needed. If any licenses are required, we may not be able to obtain any such license on commercially favorable terms, if at all. If these licenses are not obtained, we may be prevented from using certain of our technologies or taking certain products to market. Our failure to obtain a license to any required technology or product may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our products and/or actions in developing or selling our products will not infringe such patents. In general, our patent protection may not prevent others from developing competitive products using our technology or other technologies. Similarly, others may obtain patents that could limit our ability and the ability of our licensees to use, import, manufacture, market or sell products or impair our competitive position and the competitive position of our licensees.

    We are not the exclusive owner of the technology underlying our HuMAb-Mice. In March 1997, GenPharm entered into a cross-license and settlement agreement with Abgenix, Cell Genesys, Inc., Xenotech, L.P. and Japan Tobacco, Inc., pursuant to which Abgenix and these entities paid us and GenPharm a total of approximately $38.6 million during 1997 and 1998. This payment was in exchange for a non-exclusive license to certain patents, patent applications, third-party licenses and inventions pertaining to the development and use of certain transgenic rodents, including mice, that produce fully human antibodies that are integral to our products and business. These patents, licenses and inventions form the basis of our HuMAb-Mouse technology. Our business may suffer from the competition of these entities or if any of these entities breach the cross-license and settlement agreement.

    We are not the exclusive owner of the technology underlying the TC Mouse or the crossbred mouse developed pursuant to our partnership with Kirin. In December 1999, we entered into a binding letter of intent with Kirin. Under the terms of this letter of intent, Kirin was designated as the primary distributor of our HuMAb-Mouse technology in Asia, and we were designated as the primary distributor of Kirin's TC Mouse outside of Asia. However, Kirin has certain rights to distribute the TC Mouse and the crossbred mouse throughout the world. We have exchanged broad licenses with Kirin, subject to milestone and royalty payments, for use of each other's technology for the development of human antibody therapeutic products. The binding letter of intent with Kirin includes a license to certain patents, patent applications, third-party licenses and inventions pertaining to the development and use of the TC Mouse and the crossbred mouse. Our business may suffer from the competition of Kirin.

We may face product liability claims related to the use or misuse of products employing our antibody technology.

    The administration of drugs to humans, in clinical trials or after commercialization, may expose us to product liability claims. Product liability claims may be expensive to defend and may result in large judgments against us. In November 1998, we voluntarily suspended clinical trials for one of our products after some patients experienced serious adverse events, or SAEs. As a result of these SAEs, we have received a small number of claims, of which four have resulted in lawsuits being filed. All of these lawsuits have been settled for insubstantial amounts. We currently maintain liability insurance with specified coverage limits. Although we believe these coverage limits are adequate, we cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms. Any claims against us, regardless of their merit, could harm our business, financial condition and results of operations.

We face intense competition and rapid technological change.

    The development of biotechnology and pharmaceutical products is a highly competitive business subject to rapid technological change. We face competition in several different forms. First, our human antibody development activities currently face competition from one principal competitor and from other technologies. The actual products being developed by our collaborators or by us also face actual and potential competition. Developments by our competitors may render our human antibody technology obsolete or non-competitive.

    We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapy. These companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are addressing the same diseases and disease indications as we and our corporate partners. Also, we compete with companies that offer antibody generation services to companies that have antigens. These competitors have specific expertise or technology related to antibody development. We compete directly with Abgenix, Inc., with respect to the generation of fully human antibodies from transgenic mice. In addition, Xenerex Biosciences (a subsidiary of Avanir Pharmaceuticals) and XTL Biopharmaceuticals Ltd. have developed technology that, according to Xenerex and XTL, will allow them to generate fully human monoclonal antibodies. Companies such as Johnson & Johnson, Medimmune, American Home Products, Immunex, Idec Pharmaceuticals, Novartis, Genentech and Protein Design Labs, Inc. are currently marketing therapeutic products derived from recombinant DNA that comprise human antibody components. Numerous additional companies are developing therapeutic products comprising human antibody components. Furthermore, several companies are developing, or have developed, technologies that do not involve immunization of animals for creating synthetic antibodies comprising human antibody sequence. For example, phage display technology is being used by companies, such as Abbott Laboratories, Cambridge Antibody Technology Group plc, Dyax Corp. and MorphoSys AG to develop therapeutic products comprising human antibody sequences.

    Other technologies can also be applied to the treatment of the diseases that we or our corporate partners are pursuing. For example, immunoconjugates monoclonal antibodies linked to toxins or radioactive isotypes are being developed by others. In addition, the application of recombinant DNA technology to develop potential products consisting of proteins (such as growth factors, hormones, enzymes, receptor fragments and fusion proteins, or cytokines) that do not occur normally in the body, or occur only in small amounts, has been underway for some time. Included in this group are interleukins such as IL-2 and IL-11, interferons alpha, beta and gamma, colony stimulating factors such as G-CSF and GM-CSF, clotting factors, growth hormones, erythropoeitin, DNAse, tPA, glucocerebrosidase, PDGF, and a number of other biological response modifiers.

    Continuing development of conventional new chemical entities and other drugs by large pharmaceutical companies carries with it the potential for discovery of agents for treating disease indications also targeted by drugs that we or our partners are developing. In particular, we are aware that Genentech, Inc. has developed a monoclonal antibody-based product that targets HER-2 that may be competitive with MDX-210. ITP is currently being treated with WinRhoSDF(TM) sold by Nabi, IVIgG and steroids, all of which have had limited success. Rheumatoid arthritis is currently being treated with a number of compounds and a number of monoclonal antibodies, including antibodies against TNF and CD4. Anti-TNF and anti-CD4 antibodies are being developed by a number of companies including Centocor, IDEC Pharmaceuticals, SmithKline Beecham and others.

    Some of our competitors have received regulatory approval or are developing or testing product candidates that compete directly with product candidates employing our antibody technology. Many of these companies and institutions, either alone or together with their corporate partners, have substantially greater financial resources and larger research and development staffs than we or some of our corporate partners do. In addition, many of these competitors have significantly greater experience than we do in:

  .  developing products;

  .  undertaking preclinical testing and clinical trials;

  .  obtaining FDA and other regulatory approvals of products; and

  .  manufacturing and marketing products.

    Accordingly, our competitors may obtain patent protection, receive FDA approval or commercialize products before we or our corporate partners do. If we or our corporate partners commence commercial product sales, we or our corporate partners will be competing against companies with greater marketing and manufacturing capabilities, areas in which we and certain of our corporate partners have limited or no experience.

    We also face intense competition from other pharmaceutical and biotechnology companies to establish corporate partnerships, as well as relationships with academic and research institutions, and to license proprietary technology. These competitors, either alone or with their corporate partners, may succeed in developing technologies or products that are more effective than ours.

If our operating losses are greater than anticipated, we may need substantial additional funding. We may not be able to obtain sufficient funds to grow our business or continue our operations.

    We will continue to expend substantial resources for research and development, including costs associated with developing our antibody technology and conducting preclinical testing and clinical trials. Our future liquidity and capital requirements will depend on:

  .  the size and complexity of research and development programs;

  .  the scope and results of preclinical testing and clinical trials;

  . the retention of existing and establishment of further corporate partnerships, if any;

  .  continued scientific progress in our research and development programs;

  .  the time and expense involved in seeking regulatory approvals;

  .  competing technological and market developments;

  . the time and expense of filing and prosecuting patent applications and enforcing patent claims; and

  . the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements and in-licensing products.

    We may be unable to raise sufficient funds to complete development of any of our product candidates or to continue operations. As a result, we may face delay, reduction or elimination of research and development programs or preclinical or clinical trials, in which case our business will suffer.

We are subject to extensive and costly government regulation.

    Product candidates employing our human antibody technology are subject to extensive and rigorous domestic government regulation. The FDA regulates the development, preclinical and clinical testing, manufacture, safety, effectiveness, storage, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If products employing our human antibody technology are marketed abroad, they will also be subject to extensive regulation by foreign governments. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish the candidate's safety and efficacy. The approval process takes many years, requires substantial resources, involves post-marketing surveillance, and may involve ongoing post-marketing studies. Delays in obtaining regulatory approvals may:

  . adversely affect the successful commercialization of any drugs that we or our corporate partners develop;

  .  impose costly procedures on us or our corporate partners;

  . diminish any competitive advantages that we or our corporate partners may attain; and

  .  adversely affect our receipt of revenues or royalties.

    Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once obtained, any approvals may be withdrawn. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, the FDA may impose sanctions, including:

  .  delays;

  .  warning letters;

  .  fines;

  .  product recalls or seizures;

  .  injunctions;

  . refusal of the FDA to review pending market approval applications or supplements to approval applications;

  .  total or partial suspension of production;

  .  civil penalties;

  .  withdrawals of previously approved marketing applications; and

  .  criminal prosecutions.

    In certain cases, we expect to rely on our corporate partners to file INDs and direct the regulatory approval process for products employing our human antibody technology. Our corporate partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates employing our human antibody technology. If they fail to obtain required governmental approvals, our corporate partners will be delayed or precluded from marketing these products. As a result, commercial use of products employing our technology will not occur and our business may be harmed.

We do not have, and may never obtain, the regulatory approvals we need to market our product candidates.

    To date, we have not applied for or received the regulatory approvals required for the commercial sale of our products in the United States or in any foreign jurisdiction. None of our product candidates has been determined to be safe and effective, and we have not submitted a new drug application, or NDA, or biologics license application, or BLA, to the FDA or to any foreign regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval, and none of our product candidates may be approved for marketing.

If we or our manufacturing partners do not obtain or maintain current good manufacturing practices, we may not be able to commercialize our product candidates.

    We will depend on our own manufacturing facilities and on that of our corporate partners and other third parties to manufacture products employing our human antibody technology. Before commercializing a new drug, manufacturers must comply with the applicable FDA current good manufacturing practice regulations, or cGMP, which include quality control and quality assurance requirements as well as the maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of products employing our technology. After regulatory approvals are obtained, the subsequent discovery of previously unknown problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. Third parties may not be able to comply with the applicable regulations.

Our operations involve hazardous materials and are subject to environmental controls and regulations.

    Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations.

As a result of this offering, we will have a significant amount of debt and may have insufficient cash to satisfy our debt service obligations. In addition, the amount of our debt could impede our operations and flexibility.

    As a result of this offering, we will have a significant amount of debt and debt service obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, including from cash and cash equivalents on hand, we will be in default under the terms of the indenture which could, in turn, cause defaults under our other existing and future debt obligations.

    Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

  . limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

  . limiting our flexibility in planning for, or reacting to, changes in our business;

  . placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

  . making us more vulnerable to a downturn in our business or the economy generally; and

  . requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of applying those funds to other purposes such as working capital and capital expenditures.

Claims by holders of the notes will be subordinated to claims by holders of our senior debt.

    The notes rank behind all of our senior debt. The notes are effectively subordinated in right of payment to all indebtedness and other liabilities of our subsidiaries. As a result, if we declare bankruptcy, liquidate, reorganize, dissolve or otherwise wind up our affairs or are subjected to similar proceedings, we must repay all senior debt before we will be able to make any payments on the notes. Likewise, upon a default in payment with respect to any of our debt or an event of default with respect to this debt resulting in its acceleration, our assets will be available to pay the amounts due on the notes only after all senior debt has been paid in full. The indenture does not prohibit us from incurring additional senior debt, other debt or other liabilities or our subsidiaries from incurring any indebtedness. We may be required to repay in full all of our senior debt prior to repaying the notes upon maturity or otherwise. Our ability to pay our obligations on the notes could be adversely affected if we incur more debt. See "Description of the Notes--Subordination."

Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a change in control under the indenture.

    The term "change in control" is limited and may not include every event that might cause the market price of the notes to decline or result in a downgrade of the credit rating of the notes. The term "change in control" does not apply to transactions in which all of the consideration paid for our common stock in a merger or similar transaction is publicly traded common stock or where our common stock trades at a premium over the conversion price of the notes. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See "Description of Notes-- Repurchase at Option of Holders upon a Change in Control."

We may be unable to repurchase the notes upon the occurrence of a Change in Control.

    Upon the occurrence of a change in control of Medarex, we will be required to offer to repurchase all outstanding notes. The indenture allows us, subject to satisfaction of certain conditions, to repurchase the notes using shares of our common stock. If a change in control were to occur, our ability to repurchase the notes with cash will depend on the availability of sufficient funds and compliance with the terms of any debt ranking senior to the notes. Our failure to repurchase tendered notes upon a change in control would constitute an event of default under the indenture, which could result in the acceleration of the maturity of the notes and all of our other outstanding debt. These repurchase requirements may also delay or make it harder for others to obtain control of us.

If an active trading market for the notes does not develop, the market price of the notes could decline or you may be unable to sell your notes.

    The notes are new issues of securities for which there currently is no public market. Although the underwriters have informed us that they currently intend to make a market in the notes, they are not obligated to do so. The underwriters may discontinue any market making activity at any time without notice. We cannot assure you that a liquid market for the notes will develop. If an active trading market does not develop, the market price of the notes could decline or you may be unable to sell your notes.

Our stock price may be volatile.

    There has been significant volatility in the market prices of biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

  .  fluctuations in our operating results;

  . announcements of technological innovations or new commercial therapeutic products by us or our competitors;

  .  published reports by securities analysts;

  .  progress with clinical trials;

  .  governmental regulation;

  .  developments in patent or other proprietary rights;

  .  developments in our relationship with collaborative partners;

  .  public concern as to the safety and effectiveness of our products; and

  .  general market conditions.

    The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Broad market fluctuations may also adversely affect the market price of our common stock.

Our restated certificate of incorporation, by-laws and New Jersey law contain provisions that could delay or prevent an acquisition of our company.

    Our restated certificate of incorporation and by-laws contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

  .  a classified board of directors;

  . a requirement that special meetings of shareholders be called only by our board of directors, chairman of the board, chief executive officer or president;

  .  advance notice requirements for shareholder proposals and nominations;

  . limitations on the ability of shareholders to amend, alter or repeal our by-laws; and

  . the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

    We have also recently adopted a rights plan, or "Poison Pill", that may discourage, delay or prevent an acquisition of our company.

    We are also afforded the protection of the New Jersey Shareholders Protection Act. This New Jersey statute contains provisions that impose restrictions on shareholder action to acquire control of our company. The effect of the provisions of our restated certificate of incorporation, by-laws and rights plan, as well as the provisions of the New Jersey Shareholders Protection Act, may discourage third parties from acquiring control of our company.

                                USE OF PROCEEDS

    We estimate that we will receive approximately $169 million in net proceeds from this offering. This amount reflects deductions from the gross proceeds of the offering of:

  . approximately $5.25 million, which will be retained by the underwriters as a discount; and

  . approximately $750,000, representing our estimated expenses for this offering.

    We expect to use the proceeds from this offering for general corporate purposes. We may also use a portion of the net proceeds to acquire products or companies that further our strategic goals, although we have no present understandings, commitments or agreements with respect to any such acquisition. The actual amount of net proceeds we spend on a particular use will depend on many factors, including:

  .  our future revenue growth, if any;

  .  our future capital expenditures; and

  .  the amount of cash required by our operations.

    Many of these factors are beyond our control. Therefore, we will retain broad discretion in the use of the net proceeds. Until we use the net proceeds of this offering, we intend to invest the net proceeds in U.S. Treasury and government agency obligations and high grade corporate debt securities and commercial paper.

    This use of proceeds does not reflect the underwriters' exercise of their option to purchase additional notes from us. We estimate that we will receive approximately $25.46 million in additional net proceeds if the underwriters exercise their option in full.

                              DESCRIPTION OF NOTES

    The following description of the particular terms of the notes offered hereby, referred to in the accompanying prospectus as subordinated debt securities, supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of subordinated debt securities set forth in the prospectus accompanying this prospectus supplement.

    We will issue the notes under a document called the "indenture." The indenture is a contract between us and Wilmington Trust Company, who will act as trustee. The indenture and the notes are governed by New York law. Because this section is a summary, it does not describe every aspect of the notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the indenture. We describe the meaning for only the more important terms. We also include references in parentheses to certain sections of the indenture. Wherever we refer to particular sections or defined terms, those sections or defined terms are incorporated by reference here. In this section, references to "Medarex" or "we" or "us" refer solely to Medarex, Inc. and not its subsidiaries.

General

    The notes will be general, unsecured obligations of Medarex. The notes will be subordinated, which means that they will rank behind certain of our indebtedness as described below. The notes will be limited to $175,000,000 aggregate principal amount (or $201,250,000 if the underwriters' option to purchase additional notes is exercised in full). Payment of the full principal amount of the notes will be due on July 1, 2006.

    The notes will bear interest from June 26, 2001 or the date of delivery to the underwriters, if later, at the annual rate shown on the front cover of this prospectus supplement. We will pay interest semi-annually on January 1 and July 1 of each year, beginning January 1, 2002, until the principal is paid or made available for payment. Interest will be paid to the person in whose name the note is registered at the close of business on the preceding December 15 or June 15, as the case may be. Assuming the notes are initially issued on June 26, 2001, interest payable per $1,000 principal amount of notes for the first interest period ending on January 1, 2002 will be $23.125. Interest payable per $1,000 principal amount of notes for each subsequent interest period will be $22.50. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    You may convert the notes into shares of common stock initially at the conversion rate stated on the front cover of this prospectus supplement at any time before the close of business on July 1, 2006, unless the notes have been previously redeemed or repurchased. The conversion rate may be adjusted as described below.

    Prior to July 1, 2004, we may redeem the notes at our option, in whole or in part, at $1,000 per note plus accrued and unpaid interest to the redemption date, if the price of our common stock closes above 150% of the conversion price for at least 20 trading days in the consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption, and we make a "make whole" payment, as described below under "--Provisional Redemption." We may redeem the notes at our option at any time on or after July 1, 2004, in whole or in part, at the redemption prices set forth below under "--Optional Redemption," plus accrued and unpaid interest to the redemption date. You may have the right to require us to repurchase your notes if there is a change in control of Medarex as described below under "--Repurchase at Option of Holders upon a Change in Control."

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

    The notes will be issued:

  .  only in fully registered form;

  .  without interest coupons; and

  .  in denominations of $1,000 and greater multiples.

    The notes will be evidenced by a global note which will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

    The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee, unless either of the following occurs:

  . DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

  . an "event of default," as defined below, with respect to the notes represented by the global note has occurred and is continuing.

    In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

    DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

  . you cannot get notes registered in your name if they are represented by the global note;

  . you cannot receive certificated (physical) notes in exchange for your beneficial interest in the global notes;

  . you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

  .  all payments on the global note will be made to DTC or its nominee.

    The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

    Only institutions (such as a securities broker or dealer) that have accounts with DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

    Secondary trading in bonds and notes of corporate issuers is generally settled in clearing house (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

    We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

    We have been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the global note, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

    We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

    We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

    Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

    DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant has, or participants have, given such direction.

    DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

    You may, at your option, convert any portion of the principal amount of a note that is an integral multiple of $1,000 into shares of common stock at any time prior to the close of business on the maturity date, unless the note has been previously redeemed or repurchased, at a conversion rate equal to 34.6789 shares per $1,000 principal amount of notes. This conversion rate is equivalent to a conversion price of $28.84 per share. The conversion rate is subject to adjustment as described below. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

    You may convert a note by delivering the note at the corporate trust office of the trustee, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the trustee. In the case of a global note, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global note in accordance with DTC's rules and procedures. The conversion date will be the date on which the note and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificates will be sent by the trustee to the conversion agent for delivery to the holder of the note being converted. The shares of common stock issuable upon conversion of the notes will be fully paid and nonassessable and will also rank equally with other shares of our common stock outstanding from time to time.

    If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the next preceding interest payment date to the date of conversion, except as described below. If you are a holder of a note on a regular record date, including a note that is subsequently surrendered for conversion after the regular record date, you will receive the interest payable on such note on the next succeeding interest payment date. Thus to correct for this resulting overpayment of interest, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date will be required to be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the next succeeding interest payment date.

    No other payment or adjustment for interest, or for any dividends on our common stock, will be made upon conversion. If you receive common stock upon conversion of a note, you will not be entitled to receive any dividends payable to holders of common stock as of any record date before the close of business on the conversion date. We will not issue fractional shares upon conversion of notes. Instead, we will pay an amount in cash based on the market price of the common stock at the close of business on the conversion date.

    If you deliver a note for conversion, you will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion. However, you will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver certificates representing shares of common stock unless the person requesting the issuance or delivery has paid to us the amount of any such tax or duty or has established to our satisfaction that such tax or duty is payable.

    The conversion rate is subject to adjustment if:

  (1) there is a dividend or other distribution payable in common stock on shares of our capital stock;

  (2) we issue to all holders of common stock rights, options or warrants entitling them to subscribe for or purchase common stock or preferred stock at less than the then current market price, calculated as described in the indenture, of our common stock or preferred stock; however, if those rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion rate will not be adjusted until the triggering events occur;

  (3)  we subdivide, reclassify or combine our common stock;

  (4) we distribute to all holders of our common stock evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

     . those dividends, rights, options, warrants and distributions referred to in paragraphs (1) and (2) above;

     .  dividends and distributions paid exclusively in cash; and

     .  distributions upon mergers or consolidations;

  (5) we make a distribution consisting exclusively of cash (excluding any cash portions of distributions referred to in paragraph (4) above, or cash distributed upon a merger or consolidation applicable as discussed below) to all holders of our common stock if: the aggregate amount of the distribution combined together with (A) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made exceeds 10% of our market capitalization, being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding; and

  (6) the successful completion of a tender offer made by us or any of our subsidiaries for our common stock that involves aggregate consideration that, together with (A) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all-cash distributions referred to in paragraph (5) above to all holders of common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

    No adjustment of the conversion rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate and give notice to the holders of any such adjustments. We reserve the right to make such increases in the conversion rate in addition to those required by the provisions described above as we may consider to be advisable so that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients.

    If we merge or consolidate with another person or sell or transfer all or substantially all of our assets, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the note was convertible immediately prior to the merger, consolidation or sale. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a merger that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

    We may, from time to time, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. No such increase will take into account for purposes of determining whether the closing price of the common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a "change in control," as defined below.

    If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes, e.g., distributions of evidences of indebtedness or assets of Medarex, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of notes. See "Certain United States Federal Income Tax Consequences--U.S. Holders."

Subordination

    The notes are subordinated and, as a result, the payment of the principal, any premium and interest on the notes, including amounts payable on any redemption or repurchase, will be subordinated to the prior payment in full of all of our senior debt. "Senior debt" means the principal of, any premium, and interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the indenture or thereafter created, incurred or assumed:

  . our indebtedness evidenced by a credit or loan agreement, note, bond, debenture or other similar instrument;

  .  all our obligations for money borrowed;

  . our obligations as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles;

  . all our obligations under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements;

  . all our obligations with respect to letters of credit, bankers' acceptances and similar facilities, including related reimbursement obligations;

  . all our obligations issued or assumed as the deferred purchase price of property or services, but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business;

  . all our obligations of the type referred to above of another person and all dividends of another person, the payment of which, in either case, we have assumed or guaranteed, or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on our property; or

  . renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any indebtedness or obligation described above.

    Senior debt will not include any indebtedness or obligation if the terms of the indebtedness or obligation, or the terms of the instrument under which the indebtedness or obligation is issued, expressly provide that the indebtedness or obligation is not superior in right of payment to the notes. In addition, senior debt will not include trade payables and any indebtedness or obligation that we may owe to any of our direct or indirect subsidiaries, except for our obligations as lessee under facility leases.

    We may not make any payment on account of principal, premium or interest on the notes, or redemption or repurchase of the notes, if either of the following occurs:

  . we default in our obligations to pay principal, premium, interest or other amounts on our senior debt, including a default under any redemption or repurchase obligation, and the default continues beyond any grace period that we may have to make those payments; or

  . an "event of default" occurs and is continuing on any "designated senior debt", as defined below, and (1) the event of default permits the holders of the designated senior debt to accelerate its maturity and (2) the trustee has received a notice (a "payment blockage notice") of the default from a holder of the designated senior debt.

    If payments on the notes have been blocked by a payment default on senior debt, payments on the notes may resume when the payment default has been cured or waived. If payments on the notes have been blocked by a default, other than a payment default, payments on the notes may resume on the earlier of (1) the date the nonpayment default is cured or waived or (2) 179 days after the payment blockage notice is received unless the designated senior debt has been accelerated.

    No nonpayment default that existed on the day a payment blockage notice was delivered to the trustee can be used as the basis for any subsequent payment blockage notice. In addition, once a holder of designated senior debt has blocked payment on the notes by giving a payment blockage notice, no new period of payment blockage can be commenced until both of the following are satisfied:

  . 365 days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

  . all scheduled payments of principal, any premium and interest on the notes that have come due have been paid in full in cash.

    "Designated senior debt" means our obligations under any particular senior debt in which the instrument creating or evidencing the debt, or the assumption or guarantee of the debt, or related agreements or documents to which we are a party, expressly provides that the indebtedness will be "designated senior debt" for purposes of the indenture. That instrument, agreement or other document may place limitations and conditions on the right of that senior debt to exercise the rights of designated senior debt.

    In addition, upon any acceleration of the principal due on the notes as a result of an event of default or payment or distribution of our assets to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of creditors, or in bankruptcy, insolvency, receivership or other similar proceedings, all principal, premium, interest and other amounts due or to become due on all senior debt must be paid in full before you will be entitled to receive any payment. Because of this subordination, in the event of insolvency, our creditors who are holders of senior debt may recover more, ratably, than you would, and this subordination may reduce or eliminate payments to you. As of June 21, 2001, we did not have any senior debt outstanding.

    In addition, the notes will be "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our subsidiaries. This occurs because any right of Medarex to receive any assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that Medarex itself is recognized as a creditor of the subsidiary, in which case the claims of Medarex would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by Medarex.

    The indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including senior debt.

Provisional Redemption

    We may redeem the notes, in whole or in part, at our option, at any time prior to July 1, 2004 upon at least 30 and not more than 60 days' notice by mail to the holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed per note plus accrued and unpaid interest to the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days in the consecutive 30-day trading period ending on the trading day prior to the date we mail the notice of redemption.

    If we redeem the notes under these circumstances, we will make an additional "make whole" payment on the redeemed notes equal to $135 per $1,000 note, minus the amount of any interest actually paid or accrued and unpaid on the note prior to the date we mail the notice of redemption. We must make these "make whole" payments on all notes called for redemption, including notes converted after the date we mailed the notice. The "make whole" payments will not be reduced by the amount of interest accrued and unpaid to the date we mail the notice in the case of notes converted after that date. We may make these "make whole" payments, at our option, either in cash or, subject to the satisfaction of the conditions in the indenture, in our common stock or a combination of cash and common stock. We will specify the type of consideration for the "make whole" payment in the redemption notice.

    Payments made in our common stock will be valued at 95% of the average of the closing sales prices of our common stock for the five consecutive trading days ending on the third trading day prior to the redemption date.

Optional Redemption

    On and after July 1, 2004, we may redeem the notes, in whole or in part, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on July 1 of the following years:

                                                                      Redemption
   Year                                                                 Price
   ----                                                               ----------
   2004..............................................................   101.8%
   2005..............................................................   100.9%

In each case we will also pay accrued interest to the redemption date. The indenture requires us to give notice of redemption not more than 60 and not less than 30 days before the redemption date.

    We may, to the extent permitted by applicable law, at any time purchase notes in the open market or by tender at any price or by private agreement. Any note that we so purchase may, to the extent permitted by applicable law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. We may not reissue or resell any notes surrendered and will cancel them promptly.

    No "sinking fund" is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Repurchase at Option of Holders upon a Change in Control

    If a change in control, as defined below, occurs, you will have the right, at your option, to require us to repurchase all of your notes not called for redemption, or any portion of the principal amount of your notes that is equal to $1,000 or any integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued to the repurchase date. Because the number of shares of common stock to be delivered to holders of notes in payment of the repurchase price, should we elect this payment option, is determined on the basis of the market price of our common stock after we have given notice of the occurrence of the change in control and prior to the repurchase date, the value of the shares of common stock on the date of delivery to holders may be more or less than the repurchase price had we elected to pay such price in cash.

    At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock valued at 95% of the average of the closing sales prices of our common stock for the five consecutive trading days immediately preceding and including the third trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

    Within 30 days after the occurrence of a change in control, we are obligated to give you notice of the change in control and of the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, you must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which you exercise that right. We must make the repurchase on the date that is 45 days after the date of our notice.

    A "change in control" will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

  (1) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; however, any acquisition by Medarex, any subsidiary of Medarex or any employee benefit plan of Medarex will not trigger this provision;

  (2) we consolidate with or merge with or into any other person or another person merges into us, except if the transaction satisfies either of the following:

     . the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to the transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after the transaction; or

     . the transaction is a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; or the transaction is a merger effected only to change our jurisdiction of incorporation and it results in a reclassification, conversion or exchange of outstanding shares of our common stock only into shares of common stock of us or another corporation; or

  (3) we convey, transfer, sell, lease or otherwise dispose of all or substantially all of our assets to another person, unless the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of such person entitled to vote generally in elections of directors immediately after such transaction.

    However, a change in control will not be deemed to have occurred if either:

  . the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of a change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those trading days, or

  . all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control under clause (1) or (2) in the preceding paragraph above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation and as a result the notes become convertible solely into such common stock.

For purposes of these provisions:

  .  the conversion price is equal to $1,000 divided by the conversion rate;

  . whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

  . "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

    Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time.

    The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

    The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

    Our ability to repurchase notes upon the occurrence of a change in control is subject to important limitations. Moreover, a change in control could cause an event of default under, or be prohibited or limited by, or require consent under, the terms of our senior debt. As a result, unless we were to obtain a waiver or consent, a repurchase of the notes could be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we may not have the financial resources, or may be unable to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our senior debt. For more details, see "--Subordination."

Mergers and Sales of Assets

    We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any person to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us, unless each of the following requirements is met:

  . the person formed by the consolidation or into or with which we merge or the person to which our properties and assets are conveyed, transferred, sold or leased, is a corporation, limited liability company, partnership or trust (x) organized and existing under the laws of the United States, any State or the District of Columbia, or (y) organized under the laws of a jurisdiction outside the United States and has (i) common stock or American Depositary Shares representing such common stock traded on a national securities exchange in the United States, quoted on the Nasdaq National Market, and (ii) a worldwide total market capitalization of its equity securities (before giving effect to such consolidation or merger) of at least U.S.$5 billion during the five consecutive trading days preceding the consolidation or merger, and that person, if other than us, shall expressly assume the due and punctual payment of the principal of, and any premium and interest on the notes and the performance of our other covenants under the indenture;

  . immediately after giving effect to that transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

  . an officer's certificate and legal opinion relating to these conditions is delivered to the trustee.

    Upon any permitted consolidation, merger or sale, we will be discharged from, and the surviving or successor corporation will succeed to, all of our obligations under the indenture and the notes.

Events of Default

The following will be events of default under the indenture:

  . we fail to pay principal of or premium (including any "make whole" payment) on any note when due, whether or not the payment is prohibited by the subordination provisions of the indenture;

  . we fail to pay any interest on any note when due and that default continues for 30 days, whether or not the payment is prohibited by the subordination provisions of the indenture;

  . we fail to give the notice that we are required to give in the event of a change in control, whether or not the notice is prohibited by the subordination provisions of the indenture;

  . we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

  . we or any subsidiary fails to pay when due (after expiration of any applicable grace period), any indebtedness for money borrowed of a principal amount in excess of $10 million or a default results in the acceleration of such indebtedness in excess of $10 million, if the indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and

  . events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries specified in the indenture.

    Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders shall have offered to the trustee reasonable indemnity. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

    In general, the trustee is required to give notice of a default with respect to the notes to the holders of those notes. However, the trustee may withhold notice of any such default (except a default in payment of principal of or interest on any note) if the trustee determines it is in the best interests of the holders of the notes to do so.

    If an event of default, other than an event of default arising from events of bankruptcy, insolvency or reorganization, occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration if all events of default, other than the nonpayment of principal of the notes which have become due solely because of the acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing, then the principal of, and accrued interest on, all of the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee.

    Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, the trustee must exercise the same degree of care as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs.

    Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

  . you must have given the trustee written notice of a continuing event of default;

  . the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default and must have offered reasonable indemnification to the trustee against the cost, liabilities and expenses of taking such action; and

  . the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

    These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note, or the repurchase price payable for a note, on or after the due dates for such payments or of the right to convert the note in accordance with the indenture.

    We will furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in performance.

Modification and Waiver

    The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  .  change the stated maturity of the principal or interest of a note;

  .  reduce the principal amount of, premium on, or interest on, any note;

  .  reduce the amount payable upon a redemption or mandatory repurchase;

  . modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

  .  change the place or currency of payment on a note;

  . impair the right to institute suit for the enforcement of any payment on any note;

  . modify the subordination provisions in a manner adverse to the holders of the notes;

  .  adversely affect the right to convert the notes;

  . reduce the percentage of holders whose consent is needed to modify or amend the indenture;

  . reduce the percentage of holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

  . modify the provisions dealing with modification and waiver of the indenture.

    In certain circumstances, we may modify or amend the indenture without the consent of the holders of outstanding notes to effect the assumption of our obligations under the indenture by a successor corporation, to impose additional restrictions and events of default with respect to the notes, to correct any mistakes or defects in the indenture, to add a guarantor or for other specified purposes.

    The holders of a majority in principal amount of the outstanding notes must consent to waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in principal amount of the outstanding notes may waive any past default, except an uncured default in the payment of principal, any premium, interest or the repurchase price of the notes.

    The notes will not be considered outstanding if money for their payment or redemption has been deposited or set aside in trust for the holders.

    We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to take any action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of outstanding notes on the record date and must be taken within 180 days following the record date or such other period as we may specify (or as the trustee may specify, if it set the record date). This period may be shortened or lengthened (but not beyond 180 days) from time to time.

Satisfaction and Discharge

    The indenture will be discharged and will cease to be of further effect (except as to any surviving rights of conversion, or registration of transfer or exchange, or replacement of notes and our obligations to the trustee) as to all outstanding notes when:

(1) either

  (A) all notes theretofore authenticated and delivered (other than (x) notes that have been destroyed, lost or stolen and which have been replaced or paid as provided in the indenture and (y) notes for which payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust, as provided in the indenture) have been delivered to the trustee for cancellation, or

  (B) all such notes not theretofore delivered to the trustee or its agent for cancellation (other than notes referred to in clauses (x) and (y) of clause (1) (A) above)

     (i) have become due and payable, or
     (ii) will become due and payable within one year, or
     (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name, and at our expense,

      and we, in the case of clause (i), (ii) or (iii) above, have deposited with the trustee as trustee funds (immediately available to the holders of the notes in the case of clause (i) an amount sufficient to pay and discharge the entire principal, any premium and interest on such notes to the date of deposit (in the case of notes which have become due and payable) or to the final maturity or redemption date, as the case may be, and

  (2) we have paid all other sums payable by us under the indenture.

Notices

    We will give notice to holders of the notes by mail to the addresses of the holders as they appear in the security register. Notices will be deemed to have been given on the date of mailing.

Replacement of Notes

    We will replace, at the expense of the holders, notes that become mutilated, destroyed, stolen or lost upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction thereof satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

No Personal Liability of Stockholders, Officers, Directors and Employees

    No direct or indirect stockholder, officer, director or employee, as such, past, present or future of Medarex, or any successor entity, shall have any personal liability in respect of our obligations under the indenture or the notes solely by reason of his or its status as such stockholder, officer, director or employee.

The Trustee

    The trustee for the holders of notes issued under the indenture will be Wilmington Trust Company. If an event of default shall occur, and shall not be cured, the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a discussion of the material United States federal income tax consequences of the purchase, ownership and disposition of the notes and common stock into which the notes may be converted by initial purchasers that purchase the notes at their "issue price." The "issue price" of the notes will be the first price at which a substantial amount of the notes is sold for cash to the public, not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. This discussion is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, possibly with retroactive effect. In addition, this discussion assumes that investors will hold the notes and common stock into which the notes may be converted as capital assets for United States federal income tax purposes. This discussion does not address all aspects of United States federal income taxation that may be important to particular holders in light of their individual tax circumstances, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt organizations, dealers in securities, United States expatriates, persons that hold the notes or common stock into which the notes may be converted as part of a straddle, hedge or synthetic security transaction for United States federal income tax purposes and persons that have a functional currency other than the United States dollar, all of which may be subject to tax rules that differ significantly from those discussed below. Further, this discussion does not address any United States federal estate or gift tax laws or any state, local or foreign tax laws. Prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of the purchase, ownership and disposition of the notes and common stock into which the notes may be converted.

    For purposes of this summary, "U.S. Holder" means a beneficial owner of notes or common stock that is (i) a citizen or resident of the United States,
(ii) a corporation or other entity subject to tax as a corporation for United States federal income tax purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) the trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes, and "Non-U.S. Holder" means any beneficial owner of notes or common stock that is an individual, corporation, estate or trust and that is not a U.S. Holder.

U.S. Holders

Payments of Interest

    Stated interest payable on the notes will generally be included in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's method of accounting for United States federal income tax purposes.

Sale, Exchange, Redemption, Retirement or Other Disposition of the Notes

    Upon the sale, exchange, redemption, retirement at maturity or other disposition of a note (other than a conversion into or repurchase for our common stock), a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on such disposition (except to the extent such amount is attributable to accrued interest not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (ii) such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in the note will generally equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the note is more than one year at the time of the disposition.

Conversion of the Notes

    A U.S. Holder will generally not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder's tax basis in the common stock received on a conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any tax basis allocable to a fractional share interest). The holding period for common stock received on conversion will generally include the holding period of the note converted.

    Cash received in lieu of a fractional share of common stock upon conversion of a note will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock will generally result in capital gain or loss equal to the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share.

Dividends and Constructive Distributions

    Distributions, if any, received in respect of our common stock will generally be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current or accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's adjusted tax basis in its common stock and thereafter as capital gain.

    The conversion price of the notes is subject to adjustment under certain circumstances. Holders of notes may be treated as receiving a constructive dividend distribution from us if (1) the conversion price is adjusted and, as a result of the adjustment, the proportionate interest of holders of notes in our assets or earnings and profits is increased and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the conversion price would not be considered made pursuant to such a formula if the adjustment were made to compensate a holder of a note for certain taxable distributions with respect to common stock.

Sale, Exchange, or Other Disposition of Common Stock

    Upon the sale, exchange or other disposition of our common stock, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other disposition and (ii) such U.S. Holder's adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the common stock is more than one year at the time of the sale, exchange or other disposition. A U.S. Holder's tax basis and holding period in common stock received upon conversion of a note should generally be determined as discussed above under "--Conversion of the Notes."

Non-U.S. Holders

Interest

    Subject to the discussion below under "--Information Reporting and Backup Withholding," a Non-U.S. Holder will not be subject to United States federal income or withholding tax on payments of interest on the notes if such interest is not effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or, in the case of a resident of a country that has an income tax treaty in effect with the United States, is not attributable to a permanent establishment or fixed base in the United States, and the Non-U.S. Holder: (i) does not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock,

(ii) is not a controlled foreign corporation related to us directly or constructively through stock ownership and (iii) satisfies certain certification requirements. If interest on a note is not effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder or, in the case of a Non-U.S. Holder that is a resident of a country that has an income tax treaty in effect with the United States, is not attributable to a permanent establishment or a fixed base in the United States, but a Non-U.S. Holder cannot satisfy the other requirements outlined in the preceding sentence, interest on a note will generally be subject to United States withholding tax at a 30% rate (or a lower applicable treaty rate). If interest on a note is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or, in the case of a Non-U.S. Holder that is a resident of a country that has an income tax treaty in effect with the United States, is attributable to a permanent establishment or fixed base in the United States, then the Non-U.S. Holder will generally be subject to United States federal income tax on such interest in the same manner as a U.S. Holder and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to the branch profits tax at a rate of 30% (or a lower applicable treaty rate).

Sale, Exchange or Disposition of a Note or Common Stock

    Subject to the discussion below under "--Information Reporting and Backup Withholding," a Non-U.S. Holder will generally not be subject to United States federal income or withholding tax with respect to gain recognized on the sale, redemption or other disposition of a note or our common stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or, in the case of a Non-U.S. Holder that is a resident of a country that has an income tax treaty in effect with the United States, is attributable to a permanent establishment or a fixed base in the United States, or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other conditions are satisfied. In either of the foregoing cases, gain or loss recognized on a sale, redemption or other disposition (other than a conversion of notes into or repurchase of notes for our common stock) will generally be subject to United States federal income taxation in the same manner as if such gain or loss were recognized by a U.S. Holder, and, in the case of a Non-U.S. Holder that is a foreign corporation, may also be subject to the branch profits tax at a rate of 30% (or a lower applicable treaty rate). Non-U.S. Holders that recognize trade or business income with respect to the notes or our common stock should consult their tax advisors as to the treatment of such income or gain.

Dividends and Constructive Distributions

    A Non-U.S. Holder of our common stock will generally be subject to United States federal income or withholding tax at a 30% rate (or such lower rate as provided under an applicable income tax treaty) on distributions made by us with respect to our common stock that are treated as dividends for United States federal income tax purposes and on constructive dividends deemed paid on the notes as described above under "U.S. Holders--Dividends and Constructive Distributions." Except to the extent that an applicable tax treaty otherwise provides, a Non-U.S. Holder will generally be subject to United States federal income tax in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States, and a Non-U.S. Holder that is a corporation may also be subject to the branch profits tax at a rate of 30% (or a lower applicable treaty rate).

Information Reporting and Backup Withholding

U.S. Holders

    Payments of interest or dividends by us on, or the proceeds of the sale or other disposition of, the notes or our common stock may be subject to information reporting and United States federal backup withholding if the recipient of the payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification reporting requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the U.S. Holder's United States federal income tax, provided that the required information is provided to the Internal Revenue Service.

Non-U.S. Holders

    A Non-U.S. Holder may be required to comply with certain certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding requirements with respect to our payments of principal, interest and dividends or the proceeds of a sale or other disposition of the notes or our common stock. In addition, we must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of any interest or dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld.

                                  UNDERWRITING

    Medarex and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                                Principal Amount
       Underwriters                                                 of Notes
       ------------                                             ----------------
   Goldman, Sachs & Co. .......................................   $112,000,000
   Credit Suisse First Boston Corporation......................     26,250,000
   J.P. Morgan Securities Inc. ................................     11,375,000
   Morgan Stanley & Co. Incorporated...........................     11,375,000
   Bear, Stearns & Co. Inc. ...................................      7,000,000
   Dain Rauscher Incorporated..................................      7,000,000
                                                                  ------------
     Total.....................................................   $175,000,000
                                                                  ============

    If the underwriters sell more notes than the total principal amount set forth in the table above, the underwriters have an option to buy up to an additional $26,250,000 principal amount of notes from Medarex to cover such sales. They may exercise that option for 30 days. If any notes are purchased pursuant to this option, the underwriters will severally purchase notes in approximately the same proportion as set forth in the table above.

    The following table shows the per note and total underwriting discounts and commissions to be paid to the underwriters by Medarex. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional notes.

                                Paid by Medarex

                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Note...........................................       3.0%         3.0%
     Total............................................ $5,250,000   $6,037,500

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 1.8% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.01% of the principal amount of the notes. If all the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

    Medarex and its executive officers and directors have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. This agreement does not apply to any existing employee benefit plans.

    The notes are a new issue of securities with no established trading market. Medarex has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with this offering, the underwriters may purchase and sell notes and common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional notes from Medarex in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional notes or purchasing notes in the open market. In determining the source of notes to close out the covered short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids or purchases of notes made by the underwriters in the open market prior to the completion of the offering.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the notes and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes and the common stock. As a result, the price of the notes or the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    Medarex estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $750,000.

    Medarex has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for Medarex by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, and Satterlee Stephens Burke & Burke LLP, New York, New York. The validity of the notes will be passed upon for the underwriters by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely as to all matters of New Jersey law upon the opinion of Satterlee Stephens Burke & Burke LLP. Dwight A. Kinsey, Esq., a partner of Satterlee Stephens Burke & Burke LLP, owns 6,000 shares of our common stock. Mr. Kinsey also holds options to purchase 40,000 shares of our common stock which he received for service rendered as our Assistant Secretary. No other partner or associate of the firm owns shares or holds options to purchase any of our shares having a fair market value either individually or in the aggregate in excess of $50,000.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 0-19312. You may read and copy any document we file at the following SEC public reference rooms:

    Judiciary Plaza          500 West Madison Street  7 World Trade Center
    450 Fifth Street, N.W.   14th Floor               Suite 1300
    Room 1024                Chicago, Illinois 60661  New York, New York 10048
    Washington, D.C. 20549

    You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is listed on the Nasdaq National Market under the symbol "MEDX." You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                          INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

  .  Annual Report on Form 10-K for the year ended December 31, 2000;

  .  Quarterly Report on Form 10-Q for the three months ended March 31,
     2001; and

  .  Current Report on Form 8-K filed May 25, 2001.

    All documents filed by Medarex with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the notes shall hereby be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

    We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus supplement. To request a copy of any or all of these documents, you should write or telephone us at: 707 State Road, Suite 206, Princeton, New Jersey 08540 (609) 430-2880, Attention:
Corporate Secretary.

    We furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

PROSPECTUS

                                 $500,000,000

                                 MEDAREX, INC.

    From time to time, we may sell any of the following securities:

     --DEBT SECURITIES
     --PREFERRED STOCK
     --COMMON STOCK
     --WARRANTS TO PURCHASE DEBT SECURITIES, PREFERRED STOCK OR COMMON
      STOCK

    We will provide the specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

    Our common stock is traded over-the-counter on The Nasdaq Stock Market's National Market under the trading symbol "MEDX." The applicable prospectus supplement will contain information, where applicable, as to any other listing (if any) on The Nasdaq Stock Market's National Market or any securities exchange of the securities covered by the prospectus supplement.

                               ----------------

    INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 4.

    THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

    The securities may be sold directly by us to investors through agents designated from time to time or to or through underwriters or dealers. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution." If any underwriters are involved in the sale of any securities in respect of which this prospectus is being delivered, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement. The net proceeds we expect to receive from such sale also will be set forth in a prospectus supplement.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

               The date of this Prospectus is December 22, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
MEDAREX....................................................................   1

ABOUT THIS PROSPECTUS......................................................   3

RATIO OF EARNINGS TO FIXED CHARGES.........................................   4

RISK FACTORS...............................................................   4

FORWARD-LOOKING STATEMENTS.................................................   4

USE OF PROCEEDS............................................................   5

SECURITIES WE MAY OFFER....................................................   5

DESCRIPTION OF DEBT SECURITIES.............................................   6

DESCRIPTION OF CAPITAL STOCK...............................................  13

DESCRIPTION OF WARRANTS....................................................  15

PLAN OF DISTRIBUTION.......................................................  16

LEGAL MATTERS..............................................................  17

EXPERTS....................................................................  18

WHERE YOU CAN FIND MORE INFORMATION........................................  18

INFORMATION INCORPORATED BY REFERENCE......................................  18

                               ----------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               ----------------

    HuMab-Mouse(R) is a registered trademark of Medarex, Inc. T-12(SM) is a servicemark of Medarex, Inc. Tc Mouse(TM) is a trademark of Kirin Brewery Co. Ltd.

                                    MEDAREX

    We are a human monoclonal antibody-based company with integrated discovery, development and clinical supply manufacturing capabilities. We are able to create fully human monoclonal antibodies in our "HuMAb-Mouse." These mice are "transgenic"--that is, the mouse genes for creating antibodies have been inactivated and have been replaced by human antibody genes. We have entered into a binding letter of intent with Kirin Brewery Co. Ltd., which provides us with the exclusive right (except as to Kirin under certain circumstances) to provide access to Kirin's Tc Mouse technology to companies headquartered outside of Asia. Like our HuMAb-Mouse, Kirin's Tc Mouse has been designed to create fully human antibodies. The Tc Mouse is "transchromosomic," meaning that 100% of the human antibody genes contained in the transplanted chromosomes are present in the mouse. As part of our partnership with Kirin, we have recently expanded our fully-integrated human antibody technology platform with the development of a unique cross bred mouse, which combines the unique traits of our HuMAb-Mouse with Kirin's Tc Mouse, as the newest addition to our UltiMAb(TM) Human Antibody Development System(SM). With our UltiMAb platform, we believe we have assembled a unique family of genetically engineered mice for creating the entire spectrum of high affinity fully human antibodies. To date, 26 companies have acquired the rights to use our human antibody technology in their development of new products, including major pharmaceutical and biotechnology companies such as Novartis AG, Amgen, Inc., Immunex Corporation, Schering AG, Centocor, Inc., a subsidiary of Johnson & Johnson, and Eli Lilly and Company.

    As new disease-related targets are continually being discovered through genomic and other research programs, we intend to use our human antibody technology to develop therapeutic products for ourselves and for our existing and prospective corporate partners. As part of our applied genomics strategy, we have entered into alliances with a number of genomics and proteomics companies including Eos Biotechnology, Inc., Regeneron, Inc., Corixa Corporation, Oxford GlycoSciences Plc and Athersys, Inc., to develop and commercialize genomics-derived antibody-based therapeutic products for the treatment or prevention of life threatening diseases. We have also entered into a collaboration with Genmab A/S, a publicly held Danish biotechnology company in which we have a 33% equity interest, pursuant to which Genmab has the right to enter into multitarget (five or more targets) genomic partnerships involving our human antibody technology with certain pharmaceutical companies located in Europe. Medarex has a right to participate in such partnerships. In addition, we have entered into a technology access agreement with Genmab which provides Genmab with certain rights to our human antibody technology. As part of these transactions we may receive license fees, milestone payments, royalties and/or profit sharing.

    We believe that genomic and other research techniques are leading to the discovery of an unprecedented number of potential targets for therapeutic antibody products. To date, nine monoclonal antibody-based products have been approved for sale by the United States Food and Drug Administration (FDA), with the six highest selling of these antibodies having generated annual revenues in excess of $1.3 billion worldwide. The majority of these antibodies have been on the market for less than three years. Most of the antibodies currently in development and all of the antibodies that form the basis of products approved to date have been made in normal, or "wild type," mice and subsequently made "chimeric" or "humanized," leading to a product that contains both human and rodent proteins. These remaining rodent proteins may be recognized by a patient's immune system as "foreign," potentially limiting the utility of the product or causing allergic reactions. Instead of engineering mouse antibodies to make them human, our HuMAb-Mouse makes fully human antibodies.

    Using our human antibody technology, it is possible to create and develop product candidates very rapidly. Under our T-12 development program, we have been able to complete the process of making a very high affinity fully human antibody to a therapeutic target, and filed an investigational new drug application, or IND, with the FDA in less than 12 months. We believe that this efficient and rapid development capability will provide an attractive platform for product development for our corporate partners and for our own in-house development programs.

    The potential of our HuMAb-Mouse to rapidly generate high affinity, fully human antibodies has led to numerous corporate partnerships under which biopharmaceutical companies have acquired the right to use our human antibody technology. We initiated or expanded six corporate partnerships in 1998, and an additional six in 1999. We have entered into 12 corporate partnerships in 2000, and expect to enter into several new or expanded corporate partnerships in each of the next several years.

    The financial terms of our corporate partnerships typically include license fees and a series of milestone payments commencing upon initiation of clinical trials through commercialization which may total up to $7 to $10 million per target if the antibody receives approval from the FDA and equivalent foreign agencies. We also expect to receive royalties on product sales. In some cases, our corporate partners reimburse us for research and development activities conducted on their behalf. Generally, under the terms of these collaborations, our corporate partners are responsible for all costs of product development, manufacturing and marketing of any products.

    Over 200 companies are developing monoclonal antibody-based products. We believe that many of these companies are potential partners for our human antibody technology. In part, this reflects the enormous increase in knowledge about potential targets currently in research and development. For example, genomics research has identified that there are over 100,000 human genes, many of which are expected to be disease-related. In many cases, these genes encode proteins that may be attractive targets for monoclonal antibody-based products. We believe that our human antibody technology and our product development experience coupled with our T-12 development capabilities and our manufacturing facilities, which comply with the applicable FDA current good manufacturing practice regulations, or cGMP, will allow us to rapidly create and develop numerous fully human antibodies based upon these targets. We intend to develop some of these products for our own portfolio and some in collaboration with our existing and prospective corporate partners.

                               ----------------

    We were incorporated in New Jersey on July 6, 1987. Our principal executive offices are located at 707 State Road #206, Princeton, New Jersey 08540. Our telephone number is (609) 430-2880.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

  --shares of our common stock;

  --shares of our preferred stock;

  --our debt securities; or

  --warrants to purchase our common stock, preferred stock or debt securities.

    The total offering price of these securities will not exceed $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus.

    We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them, see the section entitled "Plan of Distribution."

                       RATIO OF EARNINGS TO FIXED CHARGES

    We present below the deficiency of our earnings available to cover our fixed charges. Earnings consist of loss before income taxes and equity in earnings of unconsolidated affiliate. Fixed charges consist of interest expense and that portion of rent expense we believe to be representative of interest.

                                                                         Nine Months
                                 Years Ended December 31,                   Ended
                        ----------------------------------------------  September 30,
                         1995     1996      1997      1998      1999        2000
                        -------  -------  --------  --------  --------  -------------
                                             (in thousands)
Deficiency of Earnings
 Available to Cover
 Fixed Charges......... $(6,509) $(6,868) $(55,377) $(22,196) $(17,553)    $(8,662)

                                  RISK FACTORS

    Investing in our securities involves risk. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K"), which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus.

                           FORWARD-LOOKING STATEMENTS

    Certain statements contained in this prospectus and any prospectus supplement including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the 1999 10-K in the section captioned "Risk Factors," as well as any cautionary language in the 1999 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

    Certain of these factors are discussed in more detail elsewhere in the 1999 10-K, including, without limitation, under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, you should not place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein, to reflect future events or developments. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in the 1999 10-K could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

    Except as described in any prospectus supplement, we currently intend to use the net proceeds from our sale of the securities for our general corporate purposes, which may include repaying indebtedness, making additions to our working capital or funding future acquisitions.

    When we offer a particular series of securities, the prospectus supplement relating to that offering will describe the intended use of the net proceeds received from that offering. The actual amount of net proceeds we spend on a particular use will depend on many factors, including:

  --our future revenue growth, if any;

  --our future capital expenditures; and

  --the amount of cash required by our operations.

    Many of these factors are beyond our control. Therefore, we will retain broad discretion in the use of the net proceeds.

                            SECURITIES WE MAY OFFER

    We may offer shares of common stock, shares of preferred stock, debt securities or warrants to purchase common stock, preferred stock or debt securities, or any combination of the foregoing, either individually or as units consisting of one or more securities. We may offer up to $500,000,000 of securities under this prospectus. If securities are offered as units, we will describe the terms of the units in a prospectus supplement.

                         DESCRIPTION OF DEBT SECURITIES

    We may offer any combination of senior debt securities or subordinated debt securities. Debt securities are unsecured obligations to repay advanced funds. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. The form for each type of indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

    The prospectus supplement will describe the particular terms of any debt securities we may offer. The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

General

    We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless the prospectus supplement indicates otherwise, senior debt securities will be unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

    The indentures might not limit the amount of other debt that we may incur and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

    The prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

  --the title and form of the debt securities;

  --any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

  --the person to whom any interest on a debt security of the series will be paid;

  --the date or dates on which we must repay the principal;

  --the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

  --if applicable, the duration and terms of the right to extend interest payment periods;

  --the place or places where we must pay the principal and any premium or interest on the debt securities;

  --the terms and conditions on which we may redeem any debt security, if at all;

  --any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

  --the denominations in which we may issue the debt securities;

  --the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

  --the currency in which we will pay the principal of and any premium or interest on the debt securities;

  --the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

  --the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

  --if applicable, that the debt securities are defeasible and the terms of such defeasance;

  --if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

  --whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

  --the subordination provisions that will apply to any subordinated debt securities;

  --any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable; and

  --any addition to or change in the covenants in the indentures.

    We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An "original issue discount security" is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if maturity is accelerated. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights

    The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. The prospectus supplement will describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated.

Subordination of Subordinated Debt Securities

    Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

    If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Form, Exchange and Transfer

    We will issue debt securities only in fully registered form, without coupons, and, unless the prospectus supplement indicates otherwise, only in denominations of $1,000 and integral multiples thereof. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.

    Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place in which we will pay on debt securities.

    If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

Global Securities

    The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

    No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee or successor of the depositary unless:


  --the depositary is unwilling or unable to continue as depositary; or

  --the depository is no longer in good standing under the Exchange Act or other applicable statute or regulation.

    The depositary will determine how all securities issued in exchange for a global security will be registered.

    As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

    Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

    The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. we and the trustee will assume no responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security.

Payment and Paying Agents

    Unless the prospectus supplement indicates otherwise, we will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

    Unless the prospectus supplement indicates otherwise, we will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless the prospectus supplement indicates otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.

    Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

    The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.

Consolidation, Merger and Sale of Assets

    Under the terms of the indentures, so long as any securities remain outstanding, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

  --the successor assumes our obligations under the debt securities and the indentures; and

  --we meet the other conditions described in the indentures.

Events of Default

    Each of the following will constitute an event of default under each indenture:

  --failure to pay the principal of or any premium on any debt security when due;

  --failure to pay any interest on any debt security when due, for more than a specified number of days past the due date;

  --failure to deposit any sinking fund payment when due;

  --failure to perform any covenant or agreement in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

  --certain events in bankruptcy, insolvency or reorganization; and

  --any other event of default specified in the prospectus supplement.

    If an event of default occurs and continues, both the trustee and holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

    Except for certain duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

    No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

  --the holder has previously given the trustee written notice of a continuing event of default;

  --the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request upon the trustee, and have offered reasonable indemnity to the trustee, to institute the proceeding; and

  --the trustee has failed to institute the proceeding for a specified period of time after its receipt of the notification; and

  --the trustee has not received a direction inconsistent with the request within a specified number of days.

Modification and Waiver

    We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

  --to fix any ambiguity, defect or inconsistency in the indenture; and

  --to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

    In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of any outstanding debt securities affected:

  --extending the fixed maturity of the series of notes;

  --reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption, of any debt securities; or

  --reducing the percentage of debt securities the holders of which are required to consent to any amendment.

    The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder's consent.

    Except in certain limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In certain limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance

    To the extent stated in the prospectus supplement, we may elect to apply the provisions in the indentures relating to defeasance and discharge of indebtedness, or to defeasance of certain restrictive covenants, to the debt securities of any series. The indentures provide that, upon satisfaction of the requirements described below, we may terminate all of our obligations under the debt securities of any series and the applicable indenture, known as legal defeasance, other than our obligation:

  --to maintain a registrar and paying agents and hold moneys for payment in trust;

  --to register the transfer or exchange of the notes; and

  --to replace mutilated, destroyed, lost or stolen notes.

    In addition, we may terminate our obligation to comply with any restrictive covenants under the debt securities of any series or the applicable indenture, known as covenant defeasance.

    We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

    To exercise either defeasance option as to debt securities of any series, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the U.S. that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the debt securities. We may only establish this trust if, among other things:

  --no event of default shall have occurred or be continuing;

  --in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the IRS a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

  --in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

  --we satisfy other customary conditions precedent described in the applicable indenture.

Notices

    We will mail notices to holders of debt securities as indicated in the prospectus supplement.

Title

    We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

    The indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

                          DESCRIPTION OF CAPITAL STOCK

    The following is a description of the common stock and preferred stock we may offer under this prospectus. While the terms we have summarized below will apply generally to any future common stock or preferred stock that we may offer, we will describe the particular terms of these securities in more detail in the applicable prospectus supplement.

General

    Our restated certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, $.01 par value per share, and authorizes the issuance of up to 2,000,000 shares of preferred stock, $1.00 par value per share, the rights and preferences of which may be established from time to time by the Board of Directors. As of December 1, 2000, 72,366,210 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

    Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors and holders of the remaining shares by themselves cannot elect any directors. The holders of common stock do not have preemptive rights or rights to convert their common stock into other securities. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock have the right to a ratable portion of the assets remaining after payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and non-assessable.

Preferred Stock

    Our authorized preferred stock consists of 2,000,000 shares, par value $1.00 per share. Our restated certificate of incorporation grants the Board of Directors the authority to issue by resolution shares of preferred stock in one or more series and to fix the number of shares constituting any such series, the voting powers, if any, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the rate or rates at which, and the other terms and conditions on which, dividends shall be payable; whether and on what terms the shares constituting any series shall be redeemable, subject to sinking fund provisions, or convertible or exchangeable; and the liquidation preferences, if any, of such series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue a series of preferred stock that would have the right to vote, separately or with any other series of preferred stock, on any proposed amendment to our restated certificate of incorporation, or any other proposed corporate action, including business combinations and other transactions. The Board of Directors currently does not contemplate the issuance of any preferred stock and is not aware of any pending or proposed transactions that would be affected by such issuance.

    The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of the outstanding common stock.

    We have filed registration statements on Form S-8 under the Securities Act which cover 5,100,053 shares of common stock currently issuable under our stock option plans. Shares issued under these plans, other than shares issued to affiliates, will be freely tradeable on the public market.

    In addition, we have filed a registration statement with the Securities and Exchange Commission with respect to 246,002 shares of our common stock held by one of our shareholders. Once this registration statement is declared effective by the Securities and Exchange Commission, the shareholder may sell such shares in the public market. Such sales, or the perception that these sales could occur, may have an adverse effect on the market price of our common stock and could impair our ability to raise capital through an offering of equity securities.

Certain Special Charter and By-Law Provisions

    Our restated certificate of incorporation and by-laws contain certain provisions that may delay, defer or prevent a change in control. Specifically, the Board of Directors is classified. Directors are elected for three year terms with only one class of board members elected each year. In addition, the by-laws provide that special meetings of shareholders may be called only by the President, the Chief Executive Officer, the Chairman of the Board of Directors or the Board of Directors.

    Furthermore, our restated certificate of incorporation, as amended, incorporates all of the provisions of the New Jersey Shareholders Protection Act (the "New Jersey Act"), which provides that resident New Jersey corporations may not engage in certain Business Combinations with any Interested Stockholder (as such terms are defined therein) for a period of five years following the date that such Interested Stockholder became the owner, directly or indirectly, of 10% or more of the voting power of our company, unless (i) such transaction is approved by our Board of Directors prior to the acquisition date, or (ii) the holders of two-thirds (66 2/3%) of our voting stock, excluding the shares of the Interested Stockholder, approve such transaction. The New Jersey Act also precludes the purchase by us (except as hereinafter noted) at a premium over market of any of our voting stock from an Interested Stockholder who has owned such securities for less than five years. Notwithstanding the foregoing, such a purchase would be permitted if the same offer were made to all other holders of the same kind of securities, or the transaction were approved by the holders of 66 2/3% of our outstanding voting stock excluding the shares of any Interested Stockholder, or the Board of Directors approved such a transaction prior to such Interested Stockholder's acquisition date. Our restated certificate of incorporation, as amended, does not provide for any additional anti-takeover protections other than those set forth in the New Jersey Act.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004.

                            DESCRIPTION OF WARRANTS

Warrants to Purchase Common Stock or Preferred Stock

    The following summarizes the terms of common stock warrants and preferred stock warrants we may issue. This description is subject to the detailed provisions of a stock warrant agreement that we will enter into with a stock warrant agent we select at the time of issue. While the terms we have summarized below will apply generally to any future warrants to purchase common stock or preferred stock that we may offer, we will describe the particular terms of these securities in more detail in the applicable prospectus supplement.

    General. We may issue stock warrants evidenced by stock warrant certificates under a stock warrant agreement independently or together with any securities we offer by any prospectus supplement. If we offer stock warrants, the prospectus supplement will describe the terms of the stock warrants, including:

  --the offering price, if any;

  --the number of shares of common or preferred stock purchasable upon exercise of one stock warrant and the initial price at which the shares may be purchased upon exercise;

  --if applicable, the designation and terms of the preferred stock purchasable upon exercise of the stock warrants;

  --the dates on which the right to exercise the stock warrants begins and expires;

  --U.S. federal income tax consequences;

  --call provisions, if any;

  --the currencies in which the offering price and exercise price are payable; and

  --if applicable, any antidilution provisions.

    Exercise of Stock Warrants. You may exercise stock warrants by surrendering to the stock warrant agent the stock warrant certificate, which indicates your election to exercise all or a portion of the stock warrants evidenced by the certificate. Surrendered stock warrant certificates must be accompanied by payment of the exercise price in the form of cash or a check. The stock warrant agent will deliver certificates evidencing duly exercised stock warrants to the transfer agent. Upon receipt of the certificates, the transfer agent will deliver a certificate representing the number of shares of common stock or preferred stock purchased. If you exercise fewer than all the stock warrants evidenced by any certificate, the stock warrant agent will deliver a new stock warrant certificate representing the unexercised stock warrants.

    No Rights as Stockholders. Holders of stock warrants are not entitled to vote, to consent, to receive dividends or to receive notice as stockholders with respect to any meeting of stockholders, or to exercise any rights whatsoever as stockholders.

Warrants to Purchase Debt Securities

    The following summarizes the terms of the debt warrants we may offer. This description is subject to the detailed provisions of a debt warrant agreement that we will enter into with a debt warrant agent we select at the time of issue. While the terms we have summarized below will apply generally to any future warrants to purchase debt securities that we may offer, we will describe the particular terms of these Securities in more detail in the applicable prospectus supplement.

    General. We may issue debt warrants evidenced by debt warrant certificates independently or together with any securities offered by any prospectus supplement. If we offer debt warrants, the prospectus supplement will describe the terms of the warrants, including:

  --the offering price, if any;

  --the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the warrants and the terms of the indenture under which the debt securities will be issued;

  --if applicable, the designation and terms of the debt securities with which the debt warrants are issued and the number of debt warrants issued with each debt security;

  --if applicable, the date on and after which the debt warrants and any related securities will be separately transferable;

  --the principal amount of debt securities purchasable upon exercise of one debt warrant and the price at which the principal amount of debt securities may be purchased upon exercise;

  --the dates on which the right to exercise the debt warrants begins and expires;

  --U.S. federal income tax consequences;

  --whether the warrants represented by the debt warrant certificates will be issued in registered or bearer form;

  --the currencies in which the offering price and exercise price are payable; and

  --if applicable, any antidilution provisions.

    You may exchange debt warrant certificates for new debt warrant certificates of different denominations and may present debt warrant certificates for registration of transfer at the corporate trust office of the debt warrant agent, which will be listed in the prospectus supplement. Warrantholders do not have any of the rights of holders of debt securities, except to the extent that the consent of warrantholders may be required for certain modifications of the terms of an indenture or form of the debt security, as the case may be, and the series of debt securities issuable upon exercise of the debt warrants. In addition, warrantholders are not entitled to payments of principal of and interest, if any, on the debt securities.

    Exercise of Debt Warrants. You may exercise debt warrants by surrendering the debt warrant certificate at the corporate trust office of the debt warrant agent, with payment in full of the exercise price. Upon the exercise of debt warrants, the debt warrant agent will, as soon as practicable, deliver the debt securities in authorized denominations in accordance with your instructions and at your sole cost and risk. If less than all the debt warrants evidenced by the debt warrant certificate are exercised, the agent will issue a new debt warrant certificate for the remaining amount of debt warrants.

                              PLAN OF DISTRIBUTION

    We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. The prospectus supplement will describe the terms of the offering of the securities, including:

  --the name or names of any underwriters, if any;

  --the purchase price of the securities and the proceeds we will receive from the sale;

  --any underwriting discounts and other items constituting underwriters' compensation;

  --any initial public offering price;

  --any discounts or concessions allowed or reallowed or paid to dealers;
   and

  --any securities exchange or market on which the securities may be listed.

    Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

    If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

    We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

    We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

    We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

    All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York. Dwight A. Kinsey, Esq., a partner of Satterlee Stephens Burke & Burke LLP owns 6,000 shares of our common stock. Mr. Kinsey also holds options to purchase 40,000 shares of our common stock which he received for service rendered as our Assistant Secretary. No other partner or associate of the firm owns shares or holds options to purchase any of our shares having a fair market value either individually or in the aggregate in excess of $50,000.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC under the Securities Act a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, certain portions of which have been omitted under the rules of the SEC. We are subject to the information and reporting requirements of the Exchange Act under which we file periodic reports, proxy statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, NW., Room 1024, Washington, D.C. 20549, and the SEC's Regional office located at 500 West Madison Street, Suite 1400, Chicago IL 60661, or on the Internet at www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information about the Public Reference Room. We file information electronically with the SEC. Our SEC filings are available from the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our SEC filings and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, NW., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring you to another document we have filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in the prospectus or any prospectus supplement. This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC. These documents contain important information about us and our financial condition.

 Our SEC Filings                                       Period
 ---------------                                       ------
 Annual Report on Form 10-K         Year ended December 31, 1999.
 Quarterly Reports on Form 10-Q     For the quarters ended March 31, June 30
                                    and September 30, 2000.
 Quarterly Reports on Form 10-Q/A   Filed on November 17, 2000.
 Current Reports on Form 8-K        Filed on January 26, 2000, February 14,
                                    2000, March 3, 2000, March 7, 2000,
                                    September 13, 2000 , September 15, 2000 and
                                    December 22, 2000.
 Current Report on Form 8-K/A       Filed on March 1, 2000.
 Registration Statement on Form 8-A Filed May 25, 1991, setting forth a description for our common stock (including
                                    any amendments or reports filed for the
                                    purpose of updating such description).

    We incorporate by reference in this prospectus additional documents that we may file with the SEC between the date the registration statement was initially filed and the date of termination of the offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    We undertake no obligation to publicly update any forward-looking statements, whether as a result of information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-K, 10-Q and 8-K reports to the Securities and Exchange Commission. Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business in the "Risk Factors" section of our Annual Report on Form 10-K for the year ended December 31, 1999. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed there could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

    You can obtain any of the documents incorporated by reference through us, the SEC or the SEC's world wide web site described above. Documents that we incorporate by reference are available without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated in this prospectus by requesting them in writing or by telephone at the following address:

                                 MEDAREX, INC.
                              707 State Road #206
                          Princeton, New Jersey 08540
                              Attention: Secretary
                                 (609) 430-2880

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                --------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Forward-Looking Statements.................................................  S-2
The Company................................................................  S-3
The Offering...............................................................  S-5
Selected Consolidated Financial Data.......................................  S-7
Price Range of Common Stock................................................  S-8
Dividend Policy............................................................  S-8
Capitalization.............................................................  S-9
Risk Factors .............................................................. S-10
Use of Proceeds............................................................ S-23
Description of Notes....................................................... S-24
Certain United States Federal Income Tax Consequences...................... S-38
Underwriting............................................................... S-42
Legal Matters.............................................................. S-43
Experts.................................................................... S-43
Where You Can Find More Information........................................ S-44
Incorporation by Reference................................................. S-44

                                   Prospectus
Medarex....................................................................    1
About This Prospectus......................................................    3
Ratio of Earnings to Fixed Charges.........................................    4
Risk Factors...............................................................    4
Forward-Looking Statements.................................................    4
Use of Proceeds............................................................    5
Securities We May Offer....................................................    5
Description of Debt Securities.............................................    6
Description of Capital Stock...............................................   13
Description of Warrants....................................................   15
Plan of Distribution.......................................................   16
Legal Matters..............................................................   17
Experts....................................................................   18
Where You Can Find More Information........................................   18
Information Incorporated by Reference......................................   18

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                                 $175,000,000

                                 Medarex, Inc.

                 4.50% Convertible Subordinated Notes due 2006


                          --------------------------

                             PROSPECTUS SUPPLEMENT

                          --------------------------

                             Goldman, Sachs & Co.
                          Credit Suisse First Boston
                                   JPMorgan
                          Morgan Stanley Dean Witter
                           Bear, Stearns & Co. Inc.
                             Dain Rauscher Wessels

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